[redacted]

08003171

7/28

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

EGISTRANT'S NAME Alchemia Limited

CURRENT ADDRESS 3 Hi-Tech Court, Brisbane Technology Park

Eight Mile Plains

Queensland 4113

BEST AVAILABLE COPY

PROCESSED
JUN 12 2008
THOMSON REUTERS

LE NO. 82- 34820 FISCAL YEAR 6/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
14A (PROXY)	☐		

OICF/BY: mar

DAT : 6/10/08

082-34820

6-30-06
AR/S


distinct
Alchemia
Annual Report

contents

what made Alchemia distinct in 2006?

Expanded product pipeline

Acquisition of Meditech Research Limited provided clinical stage products, including two that have completed Phase I studies (HyDOX™ and HyMEX™) and a Phase II product (HyCAMP™), and an exciting drug delivery platform technology, HyACT™.

Validation of drug discovery technology

Formed two new partnerships with national and international organisations to screen VAST™ drug candidates.

Significantly reduced project risk

Synthetic Heparin successfully completed scale-up and purification at The Dow Chemical Company, eliminating a major area of manufacturing risk.

Strong cash on hand

Successfully completed $21 million in capital raisings and received further State and Federal Government R&D grants.

Positive market outlook

Synthetic Heparin is set to benefit from strong results of large-scale acute coronary syndromes (ACS) trials and increased Arixtra® sales.

Enhanced management expertise

Welcomed new executive managers, with a broad range of international industry experience and expertise.

Alchemia Limited

Alchemia Limited (Alchemia) is an ASX listed drug discovery and development company focused on the creation of long-term shareholder value through the discovery and development of new therapeutics to improve human health. Incorporated in 1995, Alchemia is dedicated to the development of therapeutics for the global pharmaceutical industry. The company's core capabilities are in the field of carbohydrate chemistry and this has been applied to the cost effective synthesis of Synthetic Heparin. This project is partnered with The Dow Chemical Company (Dow, 2000) and Abraxis Pharmaceutical Products (APP, 2003). The company also has expertise in drug discovery and uses its VAST™ technology to generate therapeutic opportunities in areas of unmet medical need including cancer and eye disease.

Meditech Research Limited

Oncology company Meditech Research Limited (Meditech) became a subsidiary of Alchemia in May 2006 after a successful off-market takeover bid. Meditech was incorporated in 1994 and has a core technology platform designed to improve the safety and efficacy profile of chemotherapeutic agents. The platform, described as Hyaluronic Acid Chemotransport Technology (HyACT™), has yielded three products that have been tested in Phase I clinical trials, one of which is in a Phase II clinical trial that is nearing completion.

alchemia

Synthetic Heparin

Alchemia's most advanced opportunity is Synthetic Heparin. Synthetic Heparin is a generic version of the existing therapeutic Arixtra®, a drug used for the prevention and treatment of deep vein thrombosis (DVT) and pulmonary embolism (PE). Synthetic Heparin completed pilot-scale manufacture in 2005/06 using Alchemia's proprietary synthesis, which is expected to be more efficient and economical than the current process.

VAST™

Alchemia's VAST™ technology is a new approach to the discovery of small molecule drug leads. It enables rapid identification of compounds with the right structural and functional characteristics for a given biological target. It can significantly reduce the time taken to discover and optimise potential new drugs.

HyACT™

HyACT™ uses hyaluronic acid (HA), a naturally occurring, commercially produced carbohydrate. Through its unique physiochemical and physiological properties, hyaluronic acid provides a means for transporting and targeting anti-cancer agents to tumours and lymphatic metastases. By combining chemotherapeutic drugs with hyaluronic acid, their cytotoxic activity is preferentially directed towards tumour cells and away from normal tissues, thereby effectively increasing the therapeutic impact of the drug.


expanded
pipeline

chairman's report



2006 has been a very positive year for Alchemia. The key achievements over the last financial year included:

- Completing the Synthetic Heparin pilot plant production in February, which resulted in a major reduction of manufacturing risk
- Further strong clinical trial results for Arixtra®, which have shown the drug's clear superiority in safety and efficacy in acute coronary syndromes (ACS)
- The successful acquisition of Meditech and its portfolio of attractive cancer therapeutic opportunities in later stage development.

These achievements have been tempered, however, by the events announced on 28 August in relation to the APP partnership. The APP position was unexpected. Clearly the lack of any clarity in terms of the reasons for the review of their participation going forward as well as any time lines for decisions are of major concern.

As I write this I am hopeful that by the time you read the Annual Report we have been able to satisfactorily put this behind us. Tracie Ramsdale and her management team are putting all efforts into resolving this and moving forward with our key program.

Meditech acquisition

In May we successfully gained control of Meditech Research Limited (Meditech). This acquisition provides us with a promising development portfolio of later-stage cancer drug opportunities, derived from a proprietary drug delivery technology, as well as in-house skills and expertise that will prove valuable contributors to Alchemia's growth.

Building the pipeline

Alchemia's drug discovery and development activities are a fundamental component of our growth strategy. While our progress in this area has not been wholly reflected in the company's valuation, over the medium to long-term we remain cognisant of the sizeable value to be gained by expanding our existing product portfolio through drug discovery. We are confident our VAST™ technology and associated intellectual property will prove to be a major value driver for the company in the near term.

Funding Alchemia's growth

Alchemia strengthened its capital base during the year with a private placement among existing and new institutional investors that raised $14.6 million. This was followed by a highly successful share purchase plan, which raised a further $5 million. In December, our Synthetic Heparin manufacturing partner Dow exercised 3.6 million options to provide a further $2 million. The company continues to maintain a strong financial position that will provide flexibility in moving Synthetic Heparin forward.

Government support

Alchemia continues to be delighted with the ongoing support of the government, which culminated in two additional R&D grants during the year. We are in receipt of a Federal Government $2.9 million Commercial Ready grant for our eye disease program.

Meditech was also a recipient of a Commercial Ready grant during the year, which will see an additional $2.98 million in funding directed towards the development of HyCAMP™ over the next three years.

Outlook and strategy

The commercialisation of Synthetic Heparin remains our major priority. The primary objectives for the coming year include:

- Actively working with APP to expedite its decision to participate in the program
- If APP elects to participate, resume stability and formulation studies as soon a possible to hasten the regulatory filing progress
- If APP elects not to participate, pursue discussions with other pharmaceutical marketing partners, including those with a global reach, to secure a satisfactory North American marketing agreement as soon as is practicably possible
- Initiating the first commercial production run to provide sufficient product for the US market as quickly as possible
- Securing suitable partners for the rest of the world market.

We will be working closely with our partner Dow and our nominated marketing partner to ensure these objectives are suitably achieved.

The Meditech acquisition has considerably expanded our existing R&D portfolio and provided us with a deep pipeline of potential future opportunities to follow Synthetic Heparin. The priority from this pipeline will be the HyCAMP™ program where further clinical studies are planned.

Finally, I would like to acknowledge the dedication of my fellow Directors, CEO Tracie Ramsdale and her leadership of the senior management team and staff.

While the significant achievements of the past year have been initially overshadowed by the recent review of our partnership with APP, Alchemia remains fully committed to the Synthetic Heparin program, and assured of the market potential of Arixtra®. Whilst the year ahead poses a number of potential challenges, Alchemia will work diligently towards the goal of regulatory filing, either with APP or an incoming North American partner.

Mel Bridges

Mel Bridges
Chairman

chief executive's review



The past financial year has been one of achievement and progress for Alchemia. The company's Synthetic Heparin program attained a key milestone with the successful completion of pilot-scale manufacture, and our drug discovery pipeline has been significantly bolstered with the acquisition of Meditech clinical stage products. In addition, we secured our first co-development deal for Alchemia's drug discovery engine, VAST™, which further validates the technology and provides future growth opportunities for the company.

Whilst the past financial year was one of substantial progress for Synthetic Heparin on the manufacturing front, in August 2006 Alchemia announced its partnership with US-based pharmaceutical company APP was under review. At the time of the publication of this document APP was still uncertain as to its intention to proceed. Should APP decide to proceed, regulatory studies will resume and Alchemia will issue market guidance including a revised schedule for FDA filing and anticipated market launch.

Alchemia has been in discussions with global pharmaceutical companies for Rest of the World (RoW) marketing opportunities, and if APP decides not to proceed, Alchemia remains confident that it will be able to secure an alternative marketing partner.

Importantly, Alchemia remains committed to the Synthetic Heparin program and believes in the market potential of Arixtra®.

Synthetic Heparin – the first product

Alchemia's priority in 2005/06 was the completion of the pilot cGMP (current good manufacturing practice) scale synthesis of Synthetic Heparin at the Michigan facilities of our manufacturing partner Dow. Overall, the results were as good, or better, than those achieved in laboratory scale-up in Brisbane. The pilot campaign was more time-intensive than we initially anticipated due to the decision to thoroughly evaluate two alternative, commercially viable, large-scale purification processes.
This was an important exercise, as it enabled Dow to determine the preferred process for Synthetic Heparin's commercial production. Following the synthesis, the purification process began producing the pharmaceutical grade material required for formulation and stability studies. The first batch of refined material was finalised in February 2006, demonstrating that Synthetic Heparin could be manufactured on the required commercial scale and to the targeted quality. Reaching this major milestone represented a significant reduction in the overall manufacturing risk for Synthetic Heparin.

In the year ahead Alchemia will focus on re-establishing the stability and formulation studies required for regulatory filing. If a new North American marketing partner is required Alchemia is confident of securing such an agreement.

Commercial production will commence this financial year to ensure sufficient material is ready for market launch.

Despite the uncertainty of the marketing agreement, there were also significant external developments in 2005/06 that augur well for the commercial prospects of Synthetic Heparin (generic Arixtra®), including extremely positive trial results for the drug in treating ACS and approval for the treatment of venous thromboembolic events (VTE) in patients undergoing abdominal surgery in the EU. GSK is expected to file for approval for Arixtra® in ACS in 2006 with approval expected in 2008. This is the last remaining indication required in order to allow Arixtra® to compete on an even footing with market leader, Lovenox®.

Meditech acquisition

In May Alchemia acquired control of Melbourne-based drug developer Meditech Research Limited (Meditech) and subsequent to year end Meditech became a wholly owned subsidiary. With the addition of Meditech's clinical programs, Alchemia has one of the Australian biotech sector's most comprehensive product pipelines. In fact, Alchemia now boasts programs at every stage of the development cycle – in the near term Synthetic Heparin; in the mid term, HyCAMP™ which is currently completing a Phase II clinical trial in metastatic colorectal cancer, and at an earlier stage several candidates in discovery. Our full and diverse product portfolio of multiple opportunities and varying risk profiles effectively reduces shareholder exposure to the risk of a single product failure and enhances partnering opportunities.

Alchemia is confident that this strengthened pipeline will provide the company with multiple growth opportunities and generate additional investor interest.

Products in the clinic

The acquisition of Meditech brought with it a number of clinical stage candidates in the cancer field as well as associated biology and development capability. Over the coming year Alchemia plans to pursue and advance this oncology portfolio.

HyCAMP™

Meditech's lead product is HyCAMP™, which is a novel formulation of irinotecan, a cytotoxic drug that is used widely in the treatment of metastatic colorectal cancer (mCRC). HyCAMP™ is designed to reduce the side effects and improve the effectiveness of irinotecan. HyCAMP™ is currently in a randomised, controlled Phase II study in mCRC patients, where half the patients receive irinotecan and half HyCAMP™. The study is being conducted in 11 major Australian cancer centres. Accrual into the study was completed in June 2006 and initial trial results will not become available until all patients have completed their treatment in 2007. A positive outcome from this trial is expected to drive substantial interest in both the specific product HyCAMP™ and the HyACT™ platform.

ACL16907

ACL16907, Alchemia's lead preclinical candidate, made strong advances during 2005/06. Alchemia commenced testing in animal models to determine drug toxicity and also developed synthetic methods to support the large-scale production of ACL16907 for clinical trials. These synthetic methods were transferred to a contract cGMP manufacturer and production of the active pharmaceutical ingredient (API) and final drug for clinical trials have been completed successfully. During the year the Alchemia Clinical Advisory Committee (ACAC) has reviewed the progress of the development program and in turn provided guidance on the preclinical and clinical development of ACL16907.

In the coming year, the company's key objectives for progressing ACL16907 are to complete toxicity and pharmacology testing, which is required for filing an IND with the FDA to start clinical studies in 2007.

Preclinical opportunities and discovery

Alchemia continues to use its proprietary drug discovery technology, VAST™, to identify new leads in areas of unmet medical need. The considerable potential of VAST™ is highlighted by the fact we have added two new programs to our development activities over the past year as a direct result of this technology. These early stage programs have benefited from the establishment of collaborative and co-development agreements with local and international partners, and part-funding by government grants. An outline of Alchemia's drug development programs is provided below, with a more in depth analysis of our progress later in this report.

- **GPCR Discovery** – a collaboration with Belgian drug discovery company Euroscreen s.a. to identify new drug candidates for human G-protein coupled receptors (GPCRs), which are the largest family of receptors targeted by the pharmaceutical industry
- **Pain** – a collaboration with The University of Queensland's highly regarded Pain Research Group to develop a new generation of opioid-based pain treatments targeting chronic pain with fewer side effects than current opioid-based painkillers
- **Infection** – an ongoing antibacterials program targeting the multi-billion dollar infection market
- **Ophthalmology** – targeting Diabetic Retinopathy (DR), which is characterised by the abnormal formation of blood vessels in the back of the eye.

Financial results

The company reported a net loss of $12.6 million for the 2006 financial year, up from $9.8 million in 2005. The higher level of operating loss for the year reflects lower grant income during the period as well as higher research and development expenditure. This higher R&D expenditure was primarily in respect of the costs of completing the Synthetic Heparin pilot scale manufacture at Dow and the extensive program on the company's preclinical anti-cancer program ACL16907.

Grant revenue for the period of $0.8 million was $1 million lower than the previous year.

At 30 June 2006, the company reported a robust cash position of $26.2 million.

Outlook for 2007

Alchemia remains fully committed to the Synthetic Heparin program. Whilst the pilot-scale manufacture of Synthetic Heparin is complete, Alchemia will continue to work with Dow to support the upcoming commercial manufacture and assembly of regulatory documentation.

Alchemia is working hard to clarify APP's intentions on the program. As mentioned, Alchemia has been in discussions with other global pharmaceutical companies and will pursue the ratification of a new agreement for the North American market as quickly as possible if required.

Other key priorities for the year comprise:

- Finalising Meditech's integration and moving HyCAMP™ into further clinical trials
- Completing preclinical work with ACL16907 in preparation for Phase I clinical studies
- Advancing other drug discovery opportunities arising from both the HyACT™ and VAST™ technologies.

On a closing note I sincerely thank Alchemia's Directors for their strategic insight over the course of the year and our employees who have worked especially hard in 2005/06 to deliver our accomplishments.

Whilst the past financial year has seen a substantial reduction in the manufacturing risk of Synthetic Heparin, with the conclusion of pilot-scale manufacturing at Dow, the uncertainty of the APP marketing agreement poses a new challenge to the company. To all shareholders let me say that Alchemia is rising to this challenge and will re-establish the regulatory process as soon as possible. Alchemia believes in the safety and efficacy benefits of Arixtra®, the market potential of the product and is confident in securing the necessary approval for commercialisation.

T Ramsdale

Tracie Ramsdale
Chief Executive Officer


validating
technology

technology platforms

VAST™



What is VAST™ ?

VAST™ is a patented drug discovery platform, developed in-house at Alchemia. It has been used to discover and optimise drug candidates in programs for cancer, eye disease, antibiotics and pain treatment. The most advanced drug candidate derived from VAST™ is oncology drug candidate ACL16907, which is due to enter clinical trials in 2007. The company sees this milestone as an important validation of the technology and its potential to contribute to Alchemia's pipeline of future products.

How does it work?

VAST™ consists of a collection of chemical building blocks and chemical processes that are used to rapidly synthesise complex small molecules. Drug discovery is usually a lengthy and expensive process but VAST™ can rapidly generate and optimise candidates with good activity profiles and basic drug-like characteristics.

HyACT™



What is HyACT™ ?

Meditech's core technology relates to the discovery that the formulation of intravenously-administered anti-cancer drugs with a naturally occurring, commercially produced polysaccharide, hyaluronic acid (HA), can result in an improved safety and efficacy profile. Meditech has prepared a range of drugs formulated with HA and carried out extensive preclinical testing. In addition, it has taken formulations of three different drugs into human clinical testing.

How does it work?

HA provides a means for transporting and directing anti-cancer agents to tumours. By combining chemotherapeutic drugs with hyaluronic acid their cytotoxic activity is preferentially directed towards tumour cells and away from normal tissues, thereby effectively increasing the difference between effective and toxic levels of the drug.

product pipeline

As a result of the Meditech acquisition Alchemia has products at every stage of the development cycle – late (Synthetic Heparin), intermediate (clinical stage) and early-term (discovery). The company also has two platform technologies to feed the pipeline – VAST™ drug discovery and HyACT™ formulation technology.

This diverse product portfolio balances risk through:

- a late stage generic – Synthetic Heparin;
- intermediate stage products – HyACT™ formulations including HyCAMP™, and;
- early stage discovery opportunities.

Alchemia's products target blockbuster markets, including the anti thrombotic and anti-cancer markets, and the company has international partners with expertise in manufacturing and marketing.

	discovery	development	[illegible]		
therapeutic area				market	partners
Cardiovascular	Synthetic Heparin			2009	APP, Dow
Oncology	HyCAMP™	2004			Novozymes
Oncology	ACL16907	2007			
Oncology	HyACT™ Antibodies				
GPCRs	VAST™				Euroscreen
Infection	Antibacterials				
Pain	VAST™				UQ
Ophthalmology	VAST™				

product stage

Cardiovascular – Synthetic Heparin

Alchemia's closest product to market is Synthetic Heparin, a generic version of branded antithrombotic drug Arixtra® which is marketed by GlaxoSmithKline (GSK). Although chemically identical to Arixtra®, Synthetic Heparin has been produced using Alchemia's proprietary cost effective manufacturing process. Arixtra® is the newest innovation in the heparin drug family, whose members also include heparin and low molecular weight heparin (LMWH).



	Heparin	LMWH (Lovenox®)	Synthetic Heparin (Arixtra®)
US introduction	~1930	1993	2002
Manufacturer	Various	Sanofi-Aventis	GSK
Source	Animals	Animals	Synthetic
Relative benefits		Greater efficacy than heparin	Two fold greater efficacy than Lovenox® Once daily dosing Synthetic compound

Improved Safety and Efficacy →

Graphic is a conceptual representation of the heparin family member, with coloured region representing the 5-sugar chain (pentasaccharide) responsible for antithrombotic activity

As the latest generation of the heparin family, Synthetic Heparin has an improved safety and efficacy profile over the earlier drugs, heparin and LMWH.

Arixtra® is currently approved for the prophylaxis, and treatment, of deep vein thrombosis (DVT) and pulmonary embolism (PE). These indications are forms of venous thromboembolism (VTE), the third most common cardiovascular disease after heart attack and stroke. Thromboembolic events are responsible for approximately 200,000 deaths in the US per year and it is estimated that two million Americans experience DVT and 600,000 PE each year.

Highlights for the year

- Completion of Synthetic Heparin's pilot-scale manufacture at The Dow Chemical Company (Dow), resulting in a significant reduction in overall manufacturing risk
- Continued strong market outlook for Synthetic Heparin, with Arixtra® recording 100% sales growth worldwide for financial year 2006, and positive clinical trial results.

Progress

During 2005/06 Alchemia's efforts were focused on the completion of the pilot cGMP scale-up synthesis of Synthetic Heparin at manufacturing partner Dow's Michigan facilities in the US. Alchemia had originally targeted completion of synthesis by the end of the September 2005 quarter, but rather than completing synthesis at that time, material was kept at the penultimate step of the synthesis in order to evaluate two alternative, commercially viable, large-scale purification processes at Dow. Following a thorough assessment of the purification processes the first batch of Synthetic Heparin was produced in November 2005, with the remaining batches following in December. Completion of the full synthesis of Synthetic Heparin represents a significant reduction in the overall manufacturing risk of the program. For the majority of the synthetic steps conducted at Dow, the yields were as good, or better, than those achieved at Brisbane on a laboratory scale. In February 2006 the first quantity of refined material was produced from the purification process, delivering pharmaceutical grade material and demonstrating that Synthetic Heparin could be manufactured on the required commercial scale and to the targeted quality.

Outlook

The pharmaceutical grade Synthetic Heparin derived from pilot-scale manufacturing will allow the formulation and stability studies required to lodge an Abbreviated New Drug Application (ANDA) with the US Food and Drug Administration (FDA).

APP's decision to review their participation has meant that these studies are currently on hold. A resumption of these studies would mean an ANDA could be capable of being filed within six months of any such resumptions.

Market

Worldwide sales of heparin-family drugs (unfractionated heparins, LMWH's and Arixtra®) exceeded $US3.7 billion in calendar year 2005, an increase of over 8% on the previous year's sales. Sales of Arixtra® grew by 100% during 2006 financial year to $US70 million and GSK also continued to improve the positioning of Arixtra® in the heparin market as a product with superior safety and efficacy benefits over existing drugs. GSK reported Arixtra® sales for the first half of 2006 totalled $US43 million.

Key market developments over the past year that highlight the growing commercial prospects of Synthetic Heparin include:

- In July 2005 the **European Commission approved Arixtra® for the prevention of VTE in patients undergoing abdominal surgery,** who are judged to be at high risk of thromboembolic complications. The same indication was approved by the US FDA in May 2005
- In September 2005, results from the Arixtra® clinical trial, **OASIS-5, found Arixtra® to be safer and as effective as the traditional drug** (Lovenox®) in treating patients with acute coronary syndromes (ACS). The study involved over 20,000 patients across 41 countries making it the world's largest study on ACS. The study found Arixtra® reduced major bleeding by almost half, compared to Lovenox®, and also reduced mortality rates. Approval applications for ACS are expected to be lodged by GSK with the US FDA and European Commission this calendar year, with approval expected by 2008
- In February 2006 the **FLEXTRA (Flexibility in Administration of Fondaparinux for Prevention of Symptomatic Venous Thromboembolism in Orthopedic Surgery) study results demonstrated Arixtra® was just as effective administered the morning after orthopaedic surgery,** versus six to ten hours post operation. The study may offer greater treatment flexibility for patients through an alternative dosage regime
- In March 2006 the results of the large-scale Arixtra® trial (Organization to Assess Strategies for Ischaemic Syndrome) **OASIS-6 demonstrated a significant risk reduction in death, or recurrent heart attack, in patients compared to standard therapy** (unfractionated heparin or placebo). The study involved more than 12,000 patients and compared Arixtra® to standard therapy in ACS patients with STEMI (ST-segment elevation myocardial infarction).

development stage

Oncology – HyCAMP™

The HyACT™ platform's lead product is HyCAMP™, a formulation of irinotecan with hyaluronic acid (HA). Irinotecan is a cytotoxic drug that is used widely in the treatment of metastatic colorectal cancer (mCRC). HyCAMP™ has been tested in a Phase I study in mCRC patients and was well tolerated with some evidence of improved safety with, at a minimum, maintenance of efficacy. On the basis of these results Meditech initiated a randomised, Phase II clinical trial of HyCAMP™ versus irinotecan in mCRC patients in late 2004.

Highlights for the Year

- Completion of patient accrual for HyCAMP™ Phase II study
- Announced intention to file an Investigational New Drug (IND) application for HyCAMP™ in 2007, following a successful meeting with the US FDA that concluded existing preclinical and clinical data is sufficient for the filing.

Progress

HyCAMP™ recently completed patient accrual for the Phase II study in mCRC patients, during which half the patients receive irinotecan and half HyCAMP™. The study began in December 2004 and was conducted in 11 major Australian cancer centres. Whilst the final number of patients recruited was slightly fewer than the original plan, the company decided that, given slower than anticipated patient accrual over the past six months, it did not want to delay the availability of results from the study any further. Since patients potentially stay on treatment for almost six months, it may be the end of 2006 before the last patient receives their final treatment. Initial (safety) results should be available early in 2007 and final results (including efficacy estimates) will be available by mid-2007. The results from the Phase II study will be important in defining the ongoing development plan for HyCAMP™. Preparation of a revised development plan is well advanced.

Outlook

Alchemia expects to initiate at least one new HyCAMP™ clinical study during 2007. While the HyCAMP™ clinical program will continue to be directed primarily towards colorectal cancer, Alchemia is also investigating the prospects for a clinical study in other tumour types such as small cell lung cancer (SCLC). Irinotecan is approved for SCLC only in Japan and outside Japan there is a substantial amount of clinical experience to suggest that irinotecan has some activity in this indication. If Alchemia can demonstrate that HyCAMP™ provides a benefit over the very limited options for drug treatment for SCLC patients, this may provide a shorter route to regulatory approval than is possible for colorectal cancer.

In the coming year Alchemia plans to:

- Commence a Phase I/II HyCAMP™ + cetuximab (Erbitux®) study for patients with mCRC
- Commence a Phase I/II HyCAMP™ trial for patients with SCLC.

Market

Colorectal cancer

Colorectal cancer is a cancer of the large intestine (colon and rectum). If this cancer has spread from its original location to other areas of the body, such as the lung or liver, it is described as metastatic. With an estimated annual incidence of almost 150,000 new cases in the US, CRC causes some 60,000 deaths annually, second only to lung cancer deaths. Business consulting firm Frost & Sullivan estimates that the continued growth of all drugs for CRC represent a market worth over $US2.58 billion in the US in 2006.

Small-cell lung cancer

The global incidence of lung cancer is over 1.2 million cases per annum, of which 15% are of the small cell type (SCLC). For most patients with SCLC current treatments do not provide a cure. The lung cancer market is reportedly worth in excess of $US6 billion in 2006. The major risk factor in developing SCLC is smoking.

strong finances

discovery stage

Oncology – ACL16907

ACL16907 is Alchemia's most advanced drug candidate derived from its VAST™ technology. This small molecule has been shown to have strong anti-angiogenic effects both *in vitro* and *in vivo*, ie it prevents the growth of new blood vessels. Preparations are currently being made for an IND submission, which would permit a clinical trial to take place in the US should Alchemia choose to do so.

Highlights for the year

- Developing large-scale synthetic methods to support production for clinical trials
- Producing the active pharmaceutical ingredient and drug product required for clinical trials
- Completing the experimental phase of GLP (good laboratory practice) 28 day repeat-dose toxicology studies in two animal species.

Progress

Over the past year Alchemia tested ACL16907 in various models to determine pharmacology, toxicology and safety, which are all prerequisites for the product's clinical development. The manufacture of the active pharmaceutical ingredient (API) was completed and characterisation of the product and analysis of its stability commenced, in order to support the manufacture of the drug product for clinical use.

Outlook

In the coming year Alchemia intends to:

- Complete preclinical testing required for submitting an IND
- Manufacture the drug product for use in clinical trials
- File an IND application with the US FDA in quarter 2, calendar year 2007
- Initiate Phase I clinical trials in quarter 3, calendar year 2007.

Market

Angiogenesis, or the process of new blood vessel formation, has become an important therapeutic target for the treatment of cancer. Growing tumours use this process to establish new blood vessels in order to gain access to vital nutrients and oxygen. Blocking the formation of new blood vessels has been demonstrated to be an effective way to inhibit tumour growth. It is estimated that worldwide sales of angiogenesis-related therapeutic products will exceed $US8 billion in 2009.

Oncology – HyACT™ Antibodies

Until recently, HyACT™ had been applied exclusively to small molecule synthetic drugs, such as irinotecan. Recent preclinical studies have assessed the viability of formulating large molecule therapeutics such as anti-cancer antibodies, using the HyACT™ platform. These preclinical studies show that the HyACT™ platform may be equally applicable to monoclonal antibodies and other 'targeted therapies' in additional to traditional cytotoxic drugs such as irinotecan.

Highlights for the year

- Preclinical data for HyERB™, the formulation of cetuximab (Erbitux®) were presented at the American Association for Cancer Research (AACR) annual conference.

Progress

Promising preclinical data was generated over the past year with various monoclonal antibodies, including Erbitux®, which targets the epidermal growth factor (EGF) receptor and is approved for the treatment of colorectal cancer.

Outlook

In the coming year Alchemia intends to generate data for HyACT™ formulations of additional antibodies, such as bevacizumab (Avastin®). These data will be used to generate interest in the HyACT™ platform by companies developing antibody-based drugs.

Market

The monoclonal antibody market is one of the most lucrative fields in the pharmaceutical industry and has enormous growth potential. Oncology products dominate the therapeutic monoclonal antibody market and sales of these antibodies are expected to exceed $US7 billion in 2008.

GPCRs – VAST™

G-protein coupled receptors (GPCRs) are a key family of biological targets pursued by the pharmaceutical industry in drug development resulting in many blockbuster drugs. Despite the success of GPCR-based drugs, a huge market opportunity still exists as only a fraction of GPCRs have been successfully targeted. Alchemia's VAST™ technology is ideally suited for the discovery of GPCR drug candidates as it generates small drug-like compounds that closely mimic the actions of the natural molecules that target GPCRs.

Highlights for the year

- Forged a collaborative agreement with Belgian drug discovery company Euroscreeen, to screen VAST™ libraries against GPCR targets.

Outlook

During the current year Alchemia's collaborative partner, Euroscreen, will screen Alchemia's VAST™ libraries against a set of GPCR targets to identify candidates for future development. The agreement allows for joint investment in development candidates and sharing of future revenues arising out of the collaboration.

Market

Potential disease areas covered in the collaboration include obesity, pain, inflammation, chronic obstructive pulmonary disease (COPD), rheumatoid arthritis, anxiety and diabetes. It is estimated that over 50% of marketed drugs target GPCRs, yielding more than $US60 billion in sales per annum.

Partner – Euroscreen

In July 2006, Alchemia announced the formation of a collaboration with Euroscreen s.a. to identify new drug candidates for human GPCRs. This collaboration brings together Alchemia's proprietary VAST™ drug discovery technology with Euroscreen's expertise in GPCR screening for the discovery of novel drug leads targeting an underdeveloped subclass of GPCRs.

Infection – Antibacterials

Alchemia has discovered compounds with potential application in the treatment of multi-drug resistant hospital-acquired (nosocomial) bacterial infections. Alchemia's compounds act via a novel mechanism of action and have shown activity against resistant organisms, such as resistant Staphylococcus aureus (MRSA) and vancomycin resistant enterococci (VRE) as well as other multi-drug resistant strains.

Highlights for the year

- The production of several next generation antibacterial libraries.

Progress

During 2005/06 Alchemia focused efforts on the optimisation of lead compounds to demonstrate *in vivo* efficacy. This work included:

- Identification of new compound series with potent antibacterial activity
- Preliminary testing of library members in serum
- Testing of compounds to determine toxicity
- Metabolic stability testing of compounds.

Outlook

A shortlist of the most active compounds, with appropriate drug-like characteristics, low toxicity and high stability, has been selected for animal efficacy testing. The results from animal testing are due towards the end of 2006. When the results are finalised Alchemia's intention is not to commit any extra funds and the company will focus its efforts on partnering the program.

Market

Infections currently causing the most concern are nosocomial infections, mainly due to the increase in drug-resistant organisms. Almost two million patients in the US each year acquire an infection in hospital. Most common are surgical site infections, bloodstream infections and pneumonia. Despite the most potent antibiotics (eg vancomycin) to fight stubborn nosocomial infections, the emergence of resistant bacteria continues. The antibacterials market is estimated to be worth $US31 billion.

Pain – VAST™

Alchemia is using its VAST™ drug discovery platform to identify and develop new drug candidates targeting pain. The aim of the project is to develop a new generation of pain treatments, targeting opioid receptors, which may relieve chronic pain with fewer side effects than current opioid-based painkillers such as morphine. Side effects of current treatments include opioid-induced constipation, respiratory depression and habituation.

Alchemia will commit $200,000 to the project over three years while the company's partner, The University of Queensland (UQ), will contribute funding provided by an Australian Research Council (ARC) linkage grant.

Highlights for the year

- Formation of a collaborative agreement with the Pain Research Group of The University of Queensland
- Alchemia's Full Scanning Opioid Library was screened, with the identification of several active compounds, including a number which displayed selectivity towards specific opioid receptors.

Progress

Advances in 2005/06 include:
- Synthesis of the relevant VAST™ library, completed in March
- Establishment of screening assays for the individual opioid receptors at the UQ laboratories
- Testing of all compounds from the library in these assays
- Production of a second library of 300 compounds.

Outlook

Objectives for the coming year include:
- UQ is establishing a new functional assay and screening all compounds
- Initial *in vivo* models will be established at the UQ laboratories
- A set of compounds with various subtype selectivity profiles will be selected for *in vivo* evaluation.

Market

It is estimated that one in five individuals experience chronic pain, with the incidence increasing with advancing age. The moderate to severe chronic pain market is estimated to be worth $US23 billion worldwide.

Partner – The University of Queensland

To hasten Alchemia's pain research, the company formed a collaboration with The University of Queensland's highly regarded Pain Research Group in December 2005. The University team is headed by a leading researcher in the field of pain, Professor Maree Smith.

Ophthalmology – VAST™

Angiogenesis is also a key component in the progression of the eye diseases Diabetic Retinopathy (DR) and age-related maculer degeneration (AMD). Alchemia is investigating the potential of a suite of anti-angiogenic compounds, discovered using its VAST™ technology, for the potential treatment of DR.

Highlights for the year

- Obtained drug efficacy in animal models of eye disease, that characterise human diseases such as DR.

Progress

Achievements over the past year include:
- Discovering new compounds with potent anti-angiogenic characteristics
- Establishing the drug-like characteristics of these compounds
- Establishing synthetic routes for the large-scale synthesis of anti-angiogenic compounds for animal testing
- Receiving a $2.9 million Commercial Ready grant from the Federal government, over three years, to progress the eye disease program to Phase I clinical trials.

Outlook

Due to a significant change in the AMD competitive landscape with the approval of Genentech's AMD drug Lucentis™, Alchemia has decided to cease R&D efforts in this disease area and will seek a partner with the appropriate development expertise to take the AMD program forward. Alchemia will continue preclinical investigation to identify suitable candidates for the treatment of DR, which remains an area of significant unmet medical need.

Market

Diabetic Retinopathy is the most common diabetic eye disease and a major cause of blindness. In the disease aberrant blood vessels grow on the retina restricting normal vision. In some cases the fragile blood vessels may swell and leak fluid. No drug treatment is currently available to treat DR. It is estimated that between 40 and 45% of US citizens diagnosed with diabetes have some stage of diabetic retinopathy.


enhanced
expertise

intellectual property

Alchemia seeks to secure and protect strong Intellectual Property (IP) rights in order to strengthen our role in the commercial global biotechnology market.

We have an integrated portfolio of patents and patent applications, covering product, use and processes. The company enforces a strict intellectual property policy in relation to intellectual property generated by employees, contractors and collaborators.

Through the worldwide Patent Cooperation Treaty (PCT) mechanism, Alchemia has applied for a series of 16 patents to protect the company's technology base in both our drug discovery and manufacturing activities.

Significantly, in 2005/06 we filed two patent applications as PCT applications and two new provisional applications, and were granted a US patent in our carbohydrate technology portfolio. A number of our patent applications, including those related to our anti-cancer program, have also received examination reports in some jurisdictions, and continue to progress through the examination process to grant.

Alchemia regularly reviews all of our research activities and is proactive in identifying new intellectual property, as well as considering superseded intellectual property. We will continue to apply for appropriate patent protection as new and improved technologies are identified. We intend to protect key project outcomes with pharmaceutical use applications at the appropriate time. This strategy is designed to provide the maximum protection with the longest possible commercialisation life. Where appropriate, the company also maintains selected intellectual property as trade secrets.

Alchemia's intellectual property portfolio is maintained by in-house management with extensive patent experience and formal qualifications who work closely with patent attorneys and lawyers in Australia and abroad. Alchemia actively monitors its IP portfolio for potential infringement by its competitors.

Alchemia's published patent portfolio is summarised in the table below:

PCT number	patent name and description	status
	Carbohydrate Technology Patents	
AU97/00544	**Oligosaccharide Synthesis:** Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 26 August 1996	Granted Australia, US, Europe, China
AU98/00131	**Protected Aminosugars:** Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 27 February 1997	Granted Australia, US
AU98/00808	**Protecting and Linking Groups for Organic Synthesis:** Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 24 September 1997	Granted Australia, US
AU00/00025	**Protecting Groups for Carbohydrate Synthesis:** Technology patent for the preparation and manipulation of carbohydrates **Priority Date:** 18 January 1999	Granted in Australia, US
US10/676436	**Delivery Systems:** Composition of matter and methods for drug delivery **Priority Date:** 4 July 2002	National phase in US
AU02/01228	**Synthetic Heparin Pentasaccharides:** Composition of matter and process for Synthetic Heparin **Priority Date:** 7 September 2001	National phase in Australia, US, Europe, Japan, Canada, China

PCT number	patent name and description	status
	Drug Discovery Technology Patents	
AU01/01307	**Combinatorial Libraries of Monosaccharides:** Composition of matter for drug discovery **Priority Date:** 17 October 2000	National phase in Australia, US, Europe
AU03/00384	**Anomeric Derivatives of Monosaccharides:** Methods and composition of matter for drug discovery **Priority Date:** 28 March 2002	National phase in Australia, US, Europe, Japan, Canada, China
AU03/00494	**Disaccharides for Drug Discovery:** Methods and composition of matter for drug discovery **Priority Date:** 3 May 2002	National phase in Australia, US, Europe, Japan, Canada, China
AU03/01008	**Derivatives of Monosaccharides for Drug Discovery:** Methods and composition of matter for drug discovery **Priority Date:** 8 August 2002	National phase in Australia, US, Europe, Japan, Canada, China, India
	Therapeutic Target Patents	
AU03/01146	**Kinase Inhibitors:** Composition of matter and therapeutic use **Priority Date:** 6 September 2002	National phase in Australia, US, Europe, Japan, Canada, China, India
AU2006/000129	**Classes of Compounds that Interact with Integrin Receptors:** Composition of matter and therapeutic use **Priority Date:** 4 February 2005	International Application
2002951995	**Compounds that Interact with GPCRs:** Composition of matter and therapeutic use for GPCRs **Priority Date:** 11 October 2002	National phase in Australia, US, Europe, Japan, Canada, China, India
AU2005/001510	**Selective Inhibitors:** Composition of matter and therapeutic use **Priority Date:** 4 October 2004	International Application
	Anti-cancer Patents	
AU2005/000506	**Methods for Inhibiting Blood Vessel Growth:** Composition of matter and therapeutic use **Priority Date:** 8 April 2004	International Application
	Antibiotic Patents	
AU03/001377	**Novel Carbohydrate Based Antibacterials:** Composition of matter and therapeutic use **Priority Date:** 17 October 2002	National phase in Australia, US, Europe, Japan, Canada, China, India

Shaded entries are patents that have been granted in one or more territories

Meditech's patent portfolio is summarised in the table below:

PCT number	patent name and description	status
CA94/00207	**Controlling Angiogenesis:** Pharmaceutical composition comprising HA and NSAID **Priority Date:** 16 April 1993	Granted US
CA96/00700	**Gene Therapy:** Use of HA in gene therapy **Priority Date:** 3 July 1991	Granted Australia, New Zealand, US
AU00/00004	**Enhanced Efficacy:** Use of HA/HyCAMP for overcoming cellular resistance **Priority Date:** 13 January 1999	Granted Australia, New Zealand
AU01/00849	**Pre-sensitizing:** Composition comprising prior administration of HA **Priority Date:** 14 July 2000	Granted in Australia, New Zealand, United Kingdom
AU/02/01160	**Improved Therapeutics:** Composition comprising high dose of HA/HyCAMP **Priority Date:** 27 August 2001	National phase in Australia, Canada, China, Europe, Japan, Mexico, New Zealand, US
AU96/00664	**Anti-sense:** Composition comprising HA and method for promoting uptake of nucleic acid **Priority Date:** 23 October 1995	Granted Australia, New Zealand
AU04/01383	**Modulation of HA Synthase:** Modulation of HA synthesis **Priority Date:** 10 October 2003	National phase Australia, New Zealand
US60/703148	**Glucuronide:** Compositions comprising HA and methods for reducing toxicity or enhance efficacy of agents **Priority Date:** 27 July 2005	International Application

Shaded entries are patents that have been granted in one or more territories


knowledge
protected

board of directors

Mel Bridges BAppSc FAICD
Non-Executive Chairman

Mel Bridges joined the Alchemia Board as Non-Executive Chairman in September 2003. He has over 30 years experience in the biotechnology and healthcare industries. During this period, Mel founded and managed successful diagnostics, biotechnology and medical device businesses.

During the last three years Mel has been a director of the following listed companies:

- Peptech Limited (Chairman)
- Meditech Research Limited (Chairman)

Mel is a member of Alchemia's Audit and Risk Committee and a Fellow of the Australian Institute of Company Directors.

Kevin Healey PhD
Non-Executive Director
(resigned 18 September 2006)

Kevin Healey joined the Board in January 1998. He is a founder and former Managing Director and Chief Executive of Cytopia Limited. Prior to forming Cytopia, Kevin provided consulting advice to the biotechnology industry. Robert Watson was appointed as an alternate Director to Dr Healey on 20 March 2006. Kevin is Chairman of Alchemia's Remuneration Committee and a member of the Audit and Risk Committee.

During the last three years Kevin has been a director of the following listed company:

- Cytopia Limited

Nerolie Withnall BA LLB FAICD
Non-Executive Director

Nerolie Withnall joined the Board in October 2003. She is a former partner of Minter Ellison Lawyers. In 2001 she retired from the law after practising for more than 30 years in Sydney, Darwin and Brisbane.

During the last three years Nerolie has been a director of the following listed companies:

- QM Technologies Limited (Chairman)
- Campbell Brothers Limited
- Pan Australian Resources Limited

She is also a member of the Senate of the University of Queensland and a Director of Queensland's Major Sports Facilities Authority, The Brisbane Institute, the National Seniors Foundation and a number of privately owned companies. She is Deputy President of the Takeovers Panel, a member of the Corporations and Markets Advisory Committee and a Councillor of the Australian National Maritime Museum.

Nerolie is Chairman of Alchemia's Audit and Risk Committee.



L-R: Mel Bridges, Nerolie Withnall, Kevin Healey

Errol Malta PhD FAICD
Non-Executive Director

Errol Malta joined the Board in October 2003. He has more than 17 years experience in drug development within the pharmaceutical/biotechnology industry. During that period he worked with Amgen for more than 10 years, eight of which were served at its global headquarters in California, US, where he was Product Development Team Leader. In this role Errol was responsible for drug development and commercialisation of a number of different drugs in the US, Europe and Japan. He was responsible for five successful IND submissions to FDA and other regulatory agencies, subsequent Phase I/II programs, and a number of Phase III and IV trials. Upon his return to Australia, Errol was appointed Director of Scientific Affairs at Amgen Australia and Head of the Melbourne Office of Amgen Australia.

Errol is a PhD graduate of the University of Melbourne and a Fellow of Australian Institute of Company Directors. He has successfully completed the UCLA (Anderson School) Executive Program in Management.

During the last three years Errol has been a director of the following listed company:

- Avexa Limited

Errol is a member of Alchemia's Remuneration Committee and Chairman of its Clinical Advisory Committee.

Peter Andrews AO PhD
Non-Executive Director

Professor Peter Andrews is one of the founders of Alchemia and has been a Board member since November 1995. He holds the position of Queensland Chief Scientist, and is also a member of the Federal Government's IR&D Board. Peter is Chairman of a private bio-business consulting company, and a Board member of a number of private biotechnology companies.

Peter is the former Director of the Centre for Drug Design and Development at the University of Queensland, co-founder of the University's Institute for Molecular Bioscience and former CEO of its commercialisation arm IMBcom. His involvement in the biotechnology industry has spanned the past 20 years, during which he has founded several biotechnology businesses and served on the boards of publicly listed biotechnology companies Biota Holdings Limited and Agen Limited.

Peter is a Fellow of the Australian Institute of Company Directors, the Academy of Technological Sciences and Engineering and the Royal Australian Chemical Institute.

He is a member of Alchemia's Remuneration Committee.

Tracie Ramsdale PhD
Chief Executive Officer and Managing Director

Tracie Ramsdale is one of the founders of Alchemia and has led the company's development as its General Manager and Chief Executive Officer. Tracie joined the Alchemia Board in July 2003. Tracie originally trained as a synthetic organic chemist, obtaining a Master of Pharmacy from the Victorian College of Pharmacy in 1987 and a PhD in Biochemistry from the University of Queensland in 1994.

Before establishing Alchemia, Tracie was a Principal Investigator and Commercial Manager of the Centre for Drug Design and Development at the University of Queensland (Institute for Molecular Bioscience) from 1994 to 1998. Prior to this Tracie held research appointments at the Victorian College of Pharmacy and Bond University. She is a member of the Australian Institute of Company Directors.

During the last three years Tracie has been a director of the following listed company:

- Meditech Research Limited



L-R: Errol Malta, Peter Andrews, Tracie Ramsdale

senior management

Wim Meutermans PhD
Head of Discovery

Wim Meutermans joined Alchemia in April 2000. As Head of Discovery, Wim is responsible for Alchemia's early drug discovery programs. He has worked for 13 years in the medicinal chemistry field, including seven years in management roles on both academic and industrial projects. He has published extensively with over 45 journal publications and is co-inventor of 12 patents. Wim obtained his PhD from the Katholieke Universiteit Leuven in Belgium.

Michael West PhD
Director of Intellectual Property and Technology Transfer

Michael West joined Alchemia in December 1997 as its first employee. He is responsible for the management of Alchemia's intellectual property portfolio and project management for the Synthetic Heparin project. Mike has more than 17 years experience in medicinal chemistry in both academia and industry, and holds a PhD from James Cook University.

Christopher Neal B.Com, CA
Chief Financial Officer and Company Secretary

Chris Neal joined Alchemia in 2003. Chris is responsible for human resources, IT, facilities and quality management program as well as the finance and company secretarial functions. Prior to joining the company, he was an Executive Director of the London Stock Exchange listed resources group, Navan Mining PLC (1997 to 2002). From 1982 to 1986 he was Finance Director for the Australian operations of Gencor, (subsequently Billiton, now part of BHP Billiton) and from 1986 to 1996 he was an Executive Director of its then affiliate, ASX listed, Consolidated Rutile Limited. Chris is a Director of Meditech Research Limited.



L–R: Wim Meutermans, Michael West, Christopher Neal

Peter Smith PhD
Director of Commercialisation

Peter Smith joined Alchemia in 2006. Peter leads Alchemia's commercialisation division and is responsible for product outlicensing. Prior to joining the company Peter was acting Chairman and CEO of Cerylid Biosciences Limited from 2005 to 2006 and CEO and Managing Director of Amrad from 2003 to 2005. Previously Peter founded UK biotech company Onyvax and was an analyst at UK and Swiss Investment Banks. Peter holds a PhD in Biochemistry and a BA from Cambridge and holds a position as Associate Professor at the Business School of RMIT.

Tracey Brown PhD
Head of Preclinical Development

Tracey Brown is Alchemia's Head of Preclinical Development and joined Alchemia in 2006 as a result of the successful acquisition of Meditech. Tracey is responsible for the preclinical assessment of Alchemia's discovery programs to determine whether products move into clinical development. Over the last 23 years, Tracey has researched the biochemistry and therapeutic applications of carbohydrates, and this experience has culminated in development of the HyACT™ platform. Over her career Tracey has gained international experience in managing both academic and commercial scientific teams. Tracey has translated this into her current role and as an Associate Professor in the Department of Biochemistry and Molecular Biology, Monash University. Tracey obtained a PhD from the Faculty of Medicine, Monash University.



L-R: Peter Smith, Tracey Brown

financial report

directors' report

for the year ended 30 June 2006

Your Directors present their report for the financial year ended 30 June 2006 on the consolidated entity consisting of Alchemia Limited as an individual entity and the consolidated entity consisting of Alchemia Limited and the entities it controlled during or at the end of the financial year.

Directors

At the date of the report, the Directors are:

- M Bridges (Chairman)
- TE Ramsdale (Managing Director and Chief Executive Officer)
- Professor P Andrews A.O.
- K Healey (Alternate N Mathiou until 1 August 2005, Alternate R Watson from 20 March 2006)
- E Malta
- N Withnall

Directors' qualifications, experience, special responsibilities and period in office are set out in the Directors' profiles in the section of this report entitled "Board of Directors".

Secretary

CA Neal

The Secretary's qualifications and experience are set out in the management profiles section of this report entitled "Senior Management".

Corporate Governance

Details of Alchemia's corporate governance policies and procedures including information about Board Committees are set out in the section of this report entitled "Corporate Governance".

Directors' attendance at Alchemia Board and Board Committee meetings during the financial year:

	board of directors' meetings		committee meetings			
			audit & risk		remuneration	
member	held	attended	held	attended	held	attended
M Bridges	17	17	2	2	-	-
TE Ramsdale	17	17	-	-	-	-
P Andrews	17	15	-	-	2	2
K Healey	17	13	2	2	2	2
E Malta	17	16	-	-	2	2
N Withnall	17	16	2	2	-	-

Neither Messrs Mathiou nor Watson, as alternate for Kevin Healey, attended any Board or committee meetings during the year.

Directors' relevant interest in Alchemia securities

	shares		options
director	beneficial	non-beneficial	beneficial
M Bridges	51,348	-	-
TE Ramsdale	1,130,168	-	1,609,781
P Andrews	3,993,323	-	-
K Healey	-	-	-
E Malta	33,374	-	-
N Withnall	-	-	-

directors' report

for the year ended 30 June 2006

Options

Under the company's remuneration policy, Non-Executive Directors do not receive options. Details of options granted to key management personnel and exercised during the year are set out in the Remuneration report section.

Corporate structure

Alchemia Limited is a company limited by shares that is incorporated and domiciled in Australia. Alchemia Limited has prepared a consolidated financial report incorporating subsidiaries Alchemia Inc. (incorporated and domiciled in USA) and Meditech Research Limited.

Principal activities

Alchemia Limited, established in 1995, is a biotechnology company developing new human therapeutics based on its proprietary drug discovery and synthesis technologies. During the year the company acquired control of Meditech Research Limited (Meditech), an Australian listed company involved in the development of oncology targeted therapeutics. Further details in relation to the activities of Meditech are contained in the Chief Executive's review. There were, apart from the acquisition of Meditech, no other significant changes in the nature of activities during the financial year.

Review of operations

A review of Alchemia's operations during the financial year, and the results of those operations, is contained in the Chief Executive's review in the section of the report "Chief Executive's review".

Significant changes in state of affairs

The Directors are not aware of any significant change in the state of affairs of the company during the financial year that is not covered in this report.

Matters subsequent to the end of the financial year

Since the end of the financial year the company has completed the acquisition of 100% of the ordinary shares of Meditech following its off market offer for the company. Meditech became a wholly owned subsidiary of Alchemia on 1 September 2006.

On 28 August 2006 the company announced that its North American marketing partner Abraxis Pharmaceutical Products (APP) is reviewing its future participation in the Synthetic Heparin program. The Directors have not been provided with definitive reasons for this review or the length of time that APP anticipates it may take.

The Directors are not aware of any other matter or circumstance not otherwise dealt with in this report that has significantly or may significantly affect the operations of Alchemia.

Financial position, outlook and future needs

The financial position, outlook and future needs are set out in the Chief Executive's review in the section of the report entitled "Chief Executive's review" and in the consolidated financial statements in the section of the report entitled "Financial Statements".

Likely developments

Information on likely developments in the operations of the consolidated entity and the expected results of operations has not been included in this report because Directors believe it would result in unreasonable prejudice to the consolidated entity.

Employees

As at the 30 June 2006, Alchemia including its subsidiary Meditech had a total of 41 employees (2005: 33 employees).

Dividends

The company did not declare or pay any dividends during the financial year.

Insurance and indemnification of Directors and Officers

During the financial year, Alchemia paid premiums for insurance policies insuring any past, present or future Director, Secretary, Executive Officer of Alchemia against certain liabilities. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.

Under the Alchemia constitution, every Officer of Alchemia is indemnified (to the maximum extent permitted by law) out of property of Alchemia against:

a) A liability to another person (other than Alchemia or a related corporate body) unless the liability arises out of conduct involving a lack of good faith

b) Liability for costs and expenses incurred by the person:
   - i) In defending proceedings, whether civil or criminal, in which judgement is given in favour of the person or in which the person is acquitted
   - ii) In connection with an application in relation to such proceedings in which the courts grant relief to the person under relevant legislation.

directors' report

for the year ended 30 June 2006

Environmental regulations and performance

Alchemia's activities are subject to licences and regulations under environmental laws that apply in the jurisdiction of its operations. These licences specify limits for and regulate the management of discharges to stormwater run-off associated with the company's activities, as well as the storage of hazardous materials.

There have been no significant known breaches of the licence conditions or other environmental regulations.

Alchemia has in place an integrated environmental health and safety management system, which includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve Alchemia's performance and systems with training, regular review, improvement plans and corrective action as priorities.

Tax consolidation

The company has not formed a tax consolidated group at 30 June 2006.

Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

Remuneration report

This report forms part of the Directors' statutory report for the year ended 30 June 2006.

This report provides an outline of Alchemia's policy for determining remuneration for Directors, Executives and staff. The report includes the nature and amount of the remuneration for each Director and the company Executives.

Remuneration committee

The composition and functions of this committee which oversees remuneration issues are set out in the section "Corporate Governance".

Remuneration policy

The Remuneration Committee is responsible for the remuneration strategies and initiatives and recommends the nature and amount of remuneration of Directors, Executives and employees in line with the principles articulated in the Alchemia remuneration policy.

The key principles are:

- Pay competitive salaries to recruit and retain staff with the right skills and experience;
- Reward individuals on the basis of performance so that higher levels of performance attract higher rewards;
- Align rewards of management to those of shareholders;
- Manage and link the overall cost of remuneration to the ability of the company to pay.

Remuneration structure

The remuneration structure is in two parts:

- Fixed remuneration comprises base salary, superannuation and other minor benefits provided by the company.
- Variable remuneration comprises incentives provided as both cash and equity.

Alchemia aims to set fixed remuneration at market levels for positions of comparable responsibility in both industry and academia, based on a formal job evaluation process. This fixed remuneration is supplemented by providing incentives (variable remuneration) to enable top performers to achieve further remuneration based on company performance and demonstrated individual superior performance.

There are two levels of incentive plan, one for Executives and one for staff. Shareholders approved the adoption of the share components of these incentive plans at the 2004 annual general meeting in November 2004.

The key features of the Executive level plan are:

- Managers can earn incentives equivalent to a maximum of 30 percent (40 percent for the Chief Executive Officer) of their base salary.
- No incentive is payable unless the company achieves a total shareholder return (TSR) in the previous 12 months equal to at least the median of a comparator group of pre-agreed ASX listed biotech companies and that the TSR for the company is positive. Depending on the comparative performance, the award of shares may be nil, partial or fully allocated, as shown below:

alchemia limited tsr vs. comparator group	
below median	0% of max entitlement
above median	50% of max entitlement
3rd quartile pro rata	50-100% of max entitlement (2% per % point above median)
4th quartile	100% of max entitlement

The comparator companies for determination of the TSR are:

- Advanced Ocular Systems Limited
- Antisense Therapeutics Limited
- Avantogen Limited
- Bionomics Limited
- Biota Holdings Limited
- ChemGenex Pharmaceuticals Limited
- Cytopia Limited
- Meditech Research Limited
- Metabolic Pharmaceuticals Limited
- Neuren Pharmaceuticals Limited
- Peplin Biotech Limited
- Peptech Limited
- Pharmaxis Limited
- Prana Biotechnology Limited
- Prima Biomed Limited
- Progen Industries Limited
- Starpharma Holdings Limited
- Zyneth Therapeutics

The Board determines the composition of this peer group on an annual basis to ensure an appropriate mix of companies.

- The Executive must also achieve their individual key performance indicators set during that Executive's annual review to qualify.
- A maximum of 15 percent of the total incentive entitlement is payable in cash, with the balance satisfied by the issue of shares.
- These shares have a three-year time restriction before they can be sold.

For the year ended 30 June 2006 the details of the entitlement and award of incentive payments to the Chief Executive Officer and key management personnel executives were as set out right.

	Incentive awarded	Incentive forfeited
Director		
Tracie Ramsdale – *Chief Executive Officer*	TBD[1]	–
Key management personnel – Executives		
Christopher Neal – *Chief Financial Officer*	100%	–
Peter Smith – *Director of Commercialisation*	0%[2]	–
Ian Nisbet – *Director of Oncology*	Not eligible[3]	–
Michael West – *Director of Intellectual Property and Technology Transfer*	70%	30%
Wim Meutermans – *Director – Research*	100%	–
Tracey Brown – *Head of Preclinical Development*	Not eligible[3]	–

[1] As at the date of signing of this report the Directors had not determined the incentive entitlement in respect of the year ended 30 June 2006 to be awarded.

[2] Peter Smith joined the company in May 2006 and therefore was not considered for an incentive entitlement in respect of the year to 30 June 2006.

[3] Ian Nisbet and Tracey Brown as executives of Meditech were not eligible to participate in the Alchemia executive incentive for the year ended 30 June 2006. No incentive entitlements were made nor accrued to Ian Nisbet or Tracey Brown as a result of their employment with Meditech in respect of the year ended 30 June 2006.

There is no entitlement to future incentive payments in respect of the 2006 financial year under the Executive plan.

For other employees the key features of their incentives are:

- A maximum annual incentive of up to five percent of their salary, payable in cash;
- A maximum entitlement to $1000 in value of shares;
- Entitlement to these incentives is based on both company and individual performance for the cash incentive component and for the share entitlement on company performance alone. Company performance is assessed on the basis of TSR determined in the same manner as for the Executive plan.

In addition to the above formal entitlements under the executive and employees incentive schemes the Board may also allocate options under the Officers and Employees Share Option Scheme to employees who have demonstrated exceptional performance in a year. 50,000 Options were granted to five employees during the year pursuant to this discretion.

directors' report

for the year ended 30 June 2006

Relating rewards to performance

Alchemia Limited has operated as a listed public company since December 2003.

The following table indicates Alchemia Limited's performance and their relationship to executive remuneration. The company is a development stage company which has not yet achieved profitability. Accordingly the most appropriate measure of company wide performance is considered to be Total Shareholder Return (TSR) and as the company has not paid dividends TSR represents entirely capital appreciation of the company's ordinary shares.

	2006	2005
Average share price	$1.127	$0.66
Percentile ranking of TSR against comparator group	89	76
% increase in fixed remuneration	11.5%	13.9%
% increase in total remuneration	22.7%	11.3%

Alchemia Limited's share price since 1 July 2005 has been:

ACL share price vs comparator group 2006



ACL
Comparator group
share price
dates

Remuneration of Non-Executive Directors

Shareholders approve the maximum aggregate remuneration for Non-Executive Directors. The remuneration committee considers the level of remuneration required to attract and retain Directors with the necessary skills and experience for the Alchemia Board. This remuneration is reviewed annually with regard to market practice, relativities and Director duties and accountability.

Non-Executive Directors' fees are determined within an aggregate Director's fee pool limit, which is subject to approval by shareholders at general meetings. The maximum available aggregate remuneration approved for Directors is $300,000, approved by shareholders in 2003. Following a review of Directors' remuneration in June 2005, the remuneration committee approved increases to the base fees from 1 July 2005. For the year ended 30 June 2006 the chairman received an annual fee of $66,000 (2005: $60,000) and other Non-Executive Directors $36,750 (2005: $35,000) per annum.

The sum of Directors' fees fall within the aggregate fee pool approved in 2003. Consulting fees paid to Errol Malta for services to the company in addition to his role as Non-Executive Director are not considered to form part of this aggregate pool. No equity incentives are offered to Non-Executive Directors. No additional fees are generally paid to Directors for participating on Board committees, although during the year fees were paid to Nerolie Withnall for specific and non recurring Board committee duties she undertook for the company. There are no retirement allowances payable to Non-Executive Directors, however all Non-Executive Directors with the exception of Mel Bridges receive a superannuation guarantee contribution that is nine percent of their fees.

Chief Executive Officer remuneration and service contract

Tracie Ramsdale is employed under an employment contract, expiring in October 2006. Her contract is for a fixed annual salary of $279,617 plus superannuation at the rate of nine percent together with an annual performance based short term incentive. The salary is subject to annual review and Board approval. The performance based incentive, which has a maximum payout of 40 percent of fixed annual salary, is assessed against individual and company performance and subject to annual review and Board approval. A maximum of 15 percent of the total payout under the performance based incentive entitlement is payable in cash, with the balance satisfied by the issue of shares.

Under the terms of her existing contract, the company is required to give six months notice of termination, or payment in lieu of notice.

Key Management Personnel service contracts

Each of the Executives has a service contract with the company. The principal terms of each of these contracts is set out below:

executive	Peter Smith	Christopher Neal	Michael West	Wim Meulermans	Ian Nisbet	Tracey Brown
position	Director of Commercialisation	Chief Financial Officer and Company Secretary	Director of Intellectual Property and Technology Transfer	Director of Research	Chief Executive of Meditech and Director of Oncology	Chief Scientific Officer of Meditech and Head of Preclinical Development
base salary	Base salary is subject to remuneration committee approval and reviewed annually in June					
superannuation	Superannuation guarantee contribution of 9%					
incentive arrangements	Annual bonus of 30% of salary subject to the company achieving performance objectives in the first instance and then achievement of individual performance objectives				Meditech had no formally approved incentive scheme. As from 1 July 2006 all Meditech employees will become entitled to participate in the respective Alchemia incentive scheme, relevant to their position within the company. Ian Nisbet and Tracey Brown will be entitled to participate in the executive incentive scheme.	
length of contract	3 years, expiring on 22 May 2009	3 years, expiring on 7 September 2006	3 years, expiring on 30 November 2006	3 years, expiring on 31 March 2008	No fixed term	No fixed term
notice period						
– employee	Two months	Six months	Six months	Six months	Six months	Six months
– termination by company	Two months	Six months	Six months	Six months	Twelve months	Six months

directors' report

for the year ended 30 June 2006

Key Management Personnel (Table 1)

Compensation of Key Management Personnel (Consolidated) for the year ended 30 June 2006 and 30 June 2005.

	short term employee benefits				post employment		shared-based payments		total	
	salary & fees	cash bonus	non monetary benefits	long service leave accrued	super annuation contributions	retirement benefits	options	shares		% performance related
	$	$	$	$	$	$	$	$	$	
Directors										
Mel Bridges										
2006	66,000	-	-	-	-	-	-	-	66,000	n/a
2005	60,000	-	-	-	-	-	-	-	60,000	n/a
Tracie Ramsdale										
2006	279,617	4,764	-	46,135	24,999	-	156,204	26,998	538,717	34.89%
2005	264,689	20,000	-	33,828	23,822	-	156,204	-	498,543	35.34%
Peter Andrews										
2006	36,750	-	-	-	3,308	-	-	-	40,058	n/a
2005	35,000	-	-	-	3,150	-	-	-	38,150	n/a
Kevin Healey										
2006	36,750	-	-	-	3,308	-	-	-	40,058	n/a
2005	35,000	-	-	-	3,150	-	-	-	38,150	n/a
Errol Malta [2]										
2006	171,629	-	-	-	3,308	-	-	-	174,937	n/a
2005	115,895	-	-	-	3,150	-	-	-	119,045	n/a
Nerolie Withnall [3]										
2006	46,750	-	-	-	4,207	-	-	-	50,957	n/a
2005	35,000	-	-	-	3,150	-	-	-	38,150	n/a
Executives										
Tracey Brown [6]										
2006	16,281	-	399	3,574	2,678	-	-	-	22,932	-
2005	-	-	-	-	-	-	-	-	-	-
Julian Dyszynski										
2006	-	-	-	-	-	-	-	-	-	-
2005	195,759	-	9,201	-	10,707	-	72,228	-	287,895	25.09%
Judy Halliday										
2006	-	-	-	-	-	-	-	-	-	-
2005	84,892	-	-	7,215	7,640	-	-	-	99,747	-
Wim Meutermans										
2006	139,822	1,734	-	17,013	12,584	-	1,942	9,827	182,922	7.38%
2005	128,440	20,000	-	13,093	13,360	-	28,176	-	203,069	23.72%
Christopher Neal										
2006	169,926	2,232	-	9,358	15,293	-	76,020	12,667	285,476	31.84%
2005	165,311	-	-	5,865	14,878	-	76,020	-	262,074	29.01%
Ian Nisbet [7]										
2006	28,016	-	-	6,535	1,421	-	-	-	35,972	-
2005	-	-	-	-	-	-	-	-	-	-
Peter Smith [8]										
2006	23,077	-	-	523	2,077	-	-	-	25,677	-
2005	-	-	-	-	-	-	-	-	-	-
Michael West										
2006	132,036	1,734	1,650	22,195	11,883	-	971	9,827	180,296	6.95%
2005	128,440	20,000	6,042	19,075	13,360	-	14,088	-	201,005	16.96%
Total remuneration										
2006	**1,146,654**	**10,464**	**2,049**	**105,333**	**85,066**	**-**	**235,137**	**59,299**	**1,644,002**	**18.55%**
2005	**1,268,426**	**60,000**	**15,243**	**79,076**	**96,367**	**-**	**346,716**	**-**	**1,845,828**	**23.04%**

[2] Includes fees as a Non-Executive Director as well as remuneration from the company in respect of consulting services he provided during the year and as chairman of the company's Clinical Advisory Committee. [3] Includes fees as Non-Executive Director as well as additional fees paid during the year for specific non-recurring board committee duties. [6] Remuneration since Alchemia acquired control of Meditech on 29 May 2006. [7] Remuneration since Alchemia acquired control of Meditech on 29 May 2006. [8] Joined the company on 22 May 2006.

The amount included above in respect of options under the share based payments component of remuneration represents the amortisation over the expected life of the option of the fair value of the option at the date of grant. No options were granted as remuneration during the year. The fair value of the cash settled options is measured at the grant date using the Black-Scholes option pricing model taking into account the terms and conditions upon which the instruments were granted.

The following table lists the inputs:

	2006	2005
Expected volatility (%)	61.9-68.4	61.9-68.4
Risk free interest rate (%)	5.55-6.09	5.55-6.09
Expected life of options (years)	3	3
Dividend yield (%)	0	0
Option exercise price ($)	0.36-0.95	0.36-0.95
Weighted average share price at grant date ($)	0.70	0.70

Key Management Personnel – Compensation options: granted and vested during the year (Table 2)

	vested	granted	terms & conditions for each grant					
30 June 2006	no.	no.	grant date	fair value per option at grant date ($)	exercise price per option ($)	expiry date	first exercise date	last exercise date
Directors								
Tracie Ramsdale	-	-						
Executives								
Tracey Brown	-	-						
Wim Meutermans	134,148	-						
Christopher Neal	-	-						
Ian Nisbet	-	-						
Peter Smith	-	-						
Michael West	67,074	-						
Total	**201,222**	-						

	vested	granted	terms & conditions for each grant					
30 June 2005	no.	no.	grant date	fair value per option at grant date ($)	exercise price per option ($)	expiry date	first exercise date	last exercise date
Directors								
Tracie Ramsdale	357,729	-						
Executives								
Tracey Brown	-	-						
Wim Meutermans	-	-						
Christopher Neal	-	-						
Ian Nisbet	-	-						
Peter Smith	-	-						
Michael West	44,716	-						
Total	**402,445**	-						

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Auditor's Independence Declaration to the Directors of Alchemia Limited

In relation to our audit of the financial report of Alchemia Limited for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Winna Brown

Winna Brown
Partner

4 September 2006

directors' report

for the year ended 30 June 2006

Non-audit services

The following non-audit services were provided by the entity's auditor, Ernst & Young. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

Tax and R&D services and advice to the company $ 29,355

This report is made in accordance with a resolution of the Directors of the Board.

M Bridges
Chairman

TE Ramsdale
Managing Director and Chief Executive Officer

Signed at Brisbane on 4 September 2006.

corporate governance statement

Corporate Governance

Alchemia Limited is committed to protecting and enhancing shareholder value and adopting best practice governance policies and practices. At a minimum we will ensure that all regulatory requirements are met and ethical standards maintained. Alchemia Limited adheres to the substantive and procedural recommendations of the Australian Stock Exchange Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations, dated 31 March 2003.

The Directors are responsible for the corporate governance practices of the company. This statement sets out the main corporate governance practices of the company that the Directors, management and employees are required to follow.

Comprehensive information about our corporate governance policies can be found on our website at www.alchemia.com.au.

Role of the Alchemia Limited Board of Directors

The Alchemia Limited Board of Directors (the Board) is ultimately responsible for the success of the company through setting its strategic goals, establishing resources and overseeing its management processes. Its aim is to create and deliver shareholder value by maximising the performance of our business.

The primary roles of the Board include:

- Appoint the Chief Executive Officer and monitor performance of the Chief Executive Officer and senior Executives
- Formulate and establish the strategic direction of the company and monitor its execution
- Protect the interests of shareholders
- Monitor and optimise business performance
- Ensure that the company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities
- Establish proper succession plans for management of the company
- Approve external financial reporting by Alchemia Limited.

The division of responsibilities between the Board and management is set out in the Board Charter and in accordance with the approved framework of delegated authority to management. The Executive team is responsible for ensuring that the Board is provided with quality, timely information to enable the Board to fulfil its responsibilities. A copy of the Board Charter is available on our website.

This complies with ASX Corporate Governance Principle 1.

Board composition and independence

The Alchemia Limited Board has six Directors, comprising five Non-Executive Directors (including the Chairman) and one Executive Director.

Details of each Director's skills and experience are set out in the Directors' Report.

Directors (except for the Chief Executive Officer) are subject to re-election by rotation at annual general meetings as stipulated in the Corporations Act and the company's constitution. There are no maximum terms for Non-Executive Director appointments. Newly elected Directors must seek re-election at the first general meeting of shareholders following their appointment.

The Board assesses Director independence on an annual basis, or more often if it feels it is warranted, depending on disclosures made by individual Directors.

The Board has concluded that all Non-Executive Directors are independent. In reaching this conclusion the Directors considered the following:

- Professor Andrews was a founder of the company and has been a Board member since 1995 but has not undertaken any Executive role within the company at any time nor has any business or other relationship that could compromise his independence.
- Dr Healey was Chief Executive of, and remains a Director of Cytopia Limited, a company which until June 2006 was a substantial shareholder in Alchemia Limited. Whilst Cytopia held its shareholding in Alchemia Dr Healey did not satisfy the definition of independence. With the disposal of this shareholding, the Board now considers that Dr Healey satisfies the requirements to be considered an Independent Director.
- Dr Malta provides consulting advice to the company and serves on the company's clinical advisory committee. Both of these roles have arisen as a consequence of his appointment to the Board in 2003 and the Board has reviewed and is satisfied that these roles do not compromise his independence.
- Ms Withnall and Mr Bridges do not have any previous association with the company or any other relationships that are relevant to their independence.

corporate governance statement

The Chairman is independent and runs the Board in such a manner as to facilitate the effective contribution of all Directors and promote constructive and respectful relations among the Board members and between Board and management. The Chairman implements the following to ensure that the principles inherent in good Board practice are followed:

- Follows proper meeting procedure ensuring that all members of the Board are given a proper opportunity to put forward views and discuss issues in a constructive and robust environment. This ensures that effective communication and contribution can be achieved.
- Ensures that detailed Board papers are prepared and distributed; ensuring that Board members are fully informed on relevant issues in a timely manner.
- Ensures that draft minutes of meetings are circulated within a reasonable period after the meeting. This ensures proper follow up and informed reporting of resolutions passed and issues discussed at Board meetings.
- If a potential conflict of interest arises, the Director concerned does not receive the relevant Board papers and leaves the Board meeting while the matter is being considered. Directors must advise the Board immediately of any interests that could potentially conflict with those of Alchemia.

The roles of Chairman and Chief Executive Officer are exercised by different individuals, providing for clear division of responsibility at the head of the company. Their roles and responsibilities, and the division of responsibilities between them, are clearly understood and there is regular communication between them.

The company's Board structure is compliant with ASX Corporate Governance Council Principles 2.1, 2.2, 2.3 and 2.5.

Directors' access to independent professional advice

With the prior approval of the Chairman, each Director has the right to seek independent legal and other professional advice at the company's expense concerning any aspect of the company's operations or undertakings in order to fulfil their duties and responsibilities as Directors.

Review of Board performance

In July 2006 the Board undertook its most recent review of its performance and that of its committees and individual Directors. This involved a self assessment process which required the completion and evaluation of detailed questionnaires on business and management matters.

The results of this review are currently being analysed by the Board and as has been past practice will be used to establish new performance objectives.

Formal performance assessment is undertaken on all Executives including the Chief Executive on an annual basis.

The company complies with ASX Corporate Governance Council Principle 8 in relation to Board performance.

Access to information

To help Directors maintain their understanding of the business and to assess the people managing them, Directors are briefed regularly by members of the Executive team. Directors also have access to other employees at all levels during inspections and in other meetings.

Directors receive comprehensive monthly reports from management and have unrestricted access to company records and information.

All Directors have direct access to the Company Secretary who is accountable to the Chief Executive and, through the Chairman, the Board on all corporate governance matters.

Board committees

Alchemia's Board has established three standing committees to assist in meeting its responsibilities — the Audit and Risk Committee, the Remuneration Committee and the Nomination Committee. These committees review matters on behalf of the Board and make recommendations for consideration by the entire Board. Copies of the charters of these committees may be accessed from our website.

Remuneration Committee

The Board has established a Remuneration Committee, which meets at least two times per year. The Remuneration Committee comprises the following Non-Executive Directors:

- Kevin Healey (Chairman)
- Peter Andrews
- Errol Malta

Attendance at meetings during the year is set out in the Directors' Report. The Remuneration Committee undertakes the procedure for establishing and reviewing remuneration for senior Executives and Non-Executive Members of the Board.

Particulars concerning Directors' and Executives' remuneration and the company's Employee and Officers Share Option Plan are set out in the Directors' Report and in the notes to the financial statements.

The Remuneration Committee complies with ASX Corporate Governance Council Principles 9.2 and 9.5

corporate governance statement

Audit and Risk Committee

The Board has established an Audit and Risk Committee, which meets regularly throughout the year. The Audit and Risk Committee comprises three Non-Executive Directors, and its current members are:

- Nerolie Withnall (Chairman)
- Mel Bridges
- Kevin Healey

Attendance at meetings during the year is set out in the Directors' Report. The members of the Audit and Risk Committee have significant financial, business, and legal backgrounds, expertise and qualifications. The full particulars of each member's relevant experience and qualifications, and other relevant matters are contained in this annual report.

The nomination and review of existing audit arrangements is undertaken by the Audit and Risk Committee. The Audit and Risk Committee addresses issues surrounding the integrity of financial information presented to the Board and shareholders, including the review of audit engagements and controls.

The Audit and Risk Committee also advises the Board and makes recommendations in relation to policy and procedures, and the application of the principles of corporate governance. The committee addresses issues of proper corporate governance procedures and practices to ensure that the company maintains the highest integrity and best practice with respect to such matters.

The committee seeks to ensure the independence of the external auditor. It pre-approves any non-audit services to be performed by the audit firm. Such approval will not be given if the services might impair the auditor's judgement or independence.

The Audit and Risk Committee generally invites the Chief Executive Officer, the Chief Financial Officer and external auditors to attend meetings. The Chief Executive Officer (Tracie Ramsdale) and the Chief Financial Officer (Christopher Neal) sign a statement to the half yearly and full year accounts to the effect that the company's financial reports present a true and fair view in all material respects of the company's financial condition and operational results, and are in accordance with the relevant accounting standards.

The Audit and Risk Committee structure and charter comply with ASX Corporate Governance Council Principles 4.2, 4.3, 4.4 and 4.5.

Nomination Committee

The Nomination Committee comprises all members of the Board and meets where necessary to consider and select candidates for the position of Director.

The Nomination Committee structure and functions comply with ASX Corporate Governance Council Principles 2.5

Risk management

The Board, together with the Audit and Risk Committee, is responsible for satisfying itself that the company's risk management systems are effective and, in particular, for ensuring that:

- The principal strategic, operational and financial risks are identified
- Effective systems are in place to monitor and manage risks
- Reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

In addition to maintaining appropriate insurance and other risk management measures, the Board has taken the following steps to address identified risks:

- Established policies and procedures in relation to treasury operations including the use of derivatives
- Issued and revised standards and procedures in relation to health and safety matters
- Implemented policies and procedures in relation to the protection of the company's intellectual property
- Issued procedures requiring that significant capital and revenue expenditure is approved at an appropriate level of management or by the Board.

These risks are monitored by regular reports to the Board and, where appropriate, by management presentations to the Board and to the Audit Committee during the year.

The risk oversight policies and practices comply with ASX Corporate Governance Council Principles 7.1 and 7.3.

Code of conduct

The Board and management ensure that the business processes of Alchemia Limited are conducted according to sound ethical principles. The Board has established formal codes of conduct in this regard for Directors, management and staff, copies of which are available on our website.

This code of conduct complies with the obligations in ASX Corporate Governance Council Principles 3.1, 3.3 and 10.

corporate governance statement

Share trading

The Board has set the following rules relating to trading in the company's securities by Directors, management and employees:

1. Directors, Officers and employees will not engage in short term trading of the company's shares.
2. Directors, Officers and employees will neither buy nor sell at a time when they possess information which, if disclosed publicly, would be likely to materially affect the market price or value of the company's shares.
3. Directors and nominated Officers and employees will notify the Board in advance of any material intended transactions involving the company's shares (through the Chairman or Secretary).
4. Directors and nominated Officers and employees will neither buy nor sell shares in the company except within one month after the occurrence of one of the following events:
   a) Release of yearly results to the ASX; or
   b) Release of half yearly results to the ASX; or
   c) The Annual General Meeting.
5. Points 1 to 4 above apply to Directors, Officers and employees (including their nominee companies) and their associates, such as spouses, dependent children, family trusts and family companies where the transactions are known to the Director.

The share trading policy complies with ASX Corporate Governance Council Principle 3.2.

Reporting to stakeholders

The Board is committed to keeping shareholders and other legitimate stakeholders informed in a timely manner of material developments that affect the company. The company disclosure policy is supported by a formal policy and comprehensive procedures on continuous and periodic disclosure to ensure compliance with Australian Stock Exchange and Corporations Act obligations.

All company announcements, presentations to analysts and other significant briefings are posted on the company's website after release to the Australian Stock Exchange. The Company Secretary is responsible for communications with the Australian Stock Exchange.

The company's policies and procedures comply with the requirements of ASX Corporate Governance Council Principles 5 and 6.1.

Certifying financial reports

The Chief Executive Officer and Chief Financial Officer certify in respect of the half yearly financial results and the full yearly financial results that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and results and are in accordance with relevant accounting standards. As part of this certification, they are required to confirm that there is a sound system of risk management and that the risk management and internal compliance and control system is operating efficiently and effectively during the whole financial year.

This complies with ASX Corporate Governance Council Principles 4.1 and 7.2.

Audit governance

The company's external audit services are provided by Ernst & Young. The partner responsible for the audit was appointed during 2005 and, under the terms of the engagement, will be required to rotate off the audit in five years. Reports prepared by the external auditor are submitted to the Audit and Risk Committee. It is the policy of the external auditor to provide an annual declaration of their independence to the Audit and Risk Committee. The relationship with the external auditor is covered in the Audit and Risk Committee charter, which is available on our website.

The external audit partner in charge of the Alchemia audit attends the annual general meeting of the company and is available to answer shareholder questions relating to audit and accounting matters.

This is compliant with ASX Corporate Governance Council Principle 6.2.

income statement

for the year ended 30 June 2006

	note	consolidated 2006 $'000	consolidated 2005 $'000	alchemia limited 2006 $'000	alchemia limited 2005 $'000
Continuing operations					
Interest income		**1,379**	969	**1,372**	968
Grants received		**813**	1,789	**755**	1,789
Other income		**26**	-	**26**	-
Total income		**2,218**	2,758	**2,153**	2,757
Depreciation and amortisation	3a	**(1,147)**	(1,207)	**(1,031)**	(1,207)
Payroll and staff expenses	3b	**(4,243)**	(3,241)	**(3,916)**	(3,020)
Business development		**(649)**	(734)	**(895)**	(955)
Finance costs		**(3)**	(5)	**(4)**	(4)
Research and development costs		**(6,450)**	(4,997)	**(6,230)**	(4,997)
Administration and corporate expenses		**(1,658)**	(1,425)	**(1,561)**	(1,425)
Rent and occupancy expense		**(517)**	(486)	**(500)**	(486)
Share based payment expense	3b	**(382)**	(421)	**(382)**	(421)
Other expense		**(11)**	(10)	**7**	(9)
Loss before income tax		**(12,842)**	(9,768)	**(12,359)**	(9,767)
Income tax (expense)/benefit	4	**110**	-	-	-
Loss from continuing operations		**(12,732)**	(9,768)	**(12,359)**	(9,767)
Net loss for the year		**(12,732)**	(9,768)	**(12,359)**	(9,767)
Net loss attributable to minority interest		**(127)**	-	-	-
Net loss attributable to members of the parent		**(12,605)**	(9,768)	**(12,359)**	(9,767)
Earnings per share (cents per share)					
- Basic earnings/(loss) per share (cents)	5	**(10.7)**	(9.6)		
- Diluted earnings/(loss) per share (cents)	5	**(10.7)**	(9.6)		
Dividends per share (cents)		-	-		

The above income statement should be read in conjunction with the accompanying notes.

balance sheet

for the year ended 30 June 2006

	note	consolidated 2006 $'000	consolidated 2005 $'000	alchemia limited 2006 $'000	alchemia limited 2005 $'000
Assets					
Current assets					
Cash and cash equivalents	6	**11,603**	2,059	**10,990**	2,048
Term deposits		**14,631**	13,729	**14,631**	13,729
Trade and other receivables	7	**291**	348	**226**	318
Other current assets	8	**195**	154	**140**	154
Total current assets		**26,720**	16,290	**25,987**	16,249
Non-current assets					
Property, plant and equipment	9	**1,066**	1,488	**970**	1,488
Intangible assets and goodwill	10	**24,377**	-	**-**	-
Other financial assets	11	**-**	-	**15,428**	2
Deferred tax assets		**136**	-	**58**	-
Total non-current assets		**25,579**	1,488	**16,456**	1,490
Total assets		**52,299**	17,778	**42,443**	17,739
Liabilities					
Current liabilities					
Trade and other payables	12	**3,893**	2,755	**1,990**	2,747
Deferred revenue		**178**	-	**165**	-
Provisions	13	**322**	210	**218**	196
Interest-bearing liabilities		**-**	2	**-**	2
Convertible debt	14	**1,707**	-	**1,707**	-
Total current liabilities		**6,100**	2,967	**4,080**	2,945
Non-current liabilities					
Provisions	13	**248**	169	**218**	169
Convertible debt	14	**-**	628	**-**	628
Deferred tax liability		**5,525**	-	**58**	-
Total non-current liabilities		**5,773**	797	**276**	797
Total liabilities		**11,873**	3,764	**4,356**	3,742
Net assets		**40,426**	14,014	**38,087**	13,997
Equity					
Equity attributable to equity holders of the parent					
Contributed equity	15a	**84,959**	48,991	**84,959**	48,991
Shares to be issued		**99**	-	**99**	-
Reserves	15b	**1,340**	1,020	**1,402**	1,020
Accumulated losses		**(48,602)**	(35,997)	**(48,373)**	(36,014)
Parent interests		**37,796**	14,014	**38,087**	13,997
Minority interests		**2,630**	-	**-**	-
Total equity		**40,426**	14,014	**38,087**	13,997

The above balance sheet should be read in conjunction with the accompanying notes.

statement of changes in equity

for the year ended 30 June 2006

consolidated	issued capital $'000	shares to be issued $'000	retained earnings $'000	reserves $'000	total $'000	minority interest $'000	total equity $'000
At 1 July 2004	47,219	1,168	(26,229)	600	22,758	-	22,758
Total income/expense for the period	-	-	(9,768)	-	(9,768)	-	(9,768)
Exercise of options	57	-	-	-	57	-	57
Issue of ordinary shares	1,715	(1,168)	-	-	547	-	547
Cost of share-based payment	-	-	-	420	420	-	420
At 30 June 2005	**48,991**	**-**	**(35,997)**	**1,020**	**14,014**	**-**	**14,014**
Share issue costs	(498)	-	-	-	(498)	-	(498)
Total income/expense for the period recognised directly in equity	(498)	-	-	-	(498)	-	(498)
Loss for the period	-	-	(12,605)	-	(12,605)	(127)	(12,732)
Total income/expense for the period	(498)	-	(12,605)	-	(13,103)	(127)	(13,230)
Exercise of options - employees	378	-	-	-	378	-	378
Issuance of shares - executive and employee incentive plans shares	128	-	-	-	128	-	128
Issuance of shares - private placement	14,630	-	-	-	14,630	-	14,630
Issuance of shares - share purchase plan	5,001	-	-	-	5,001	-	5,001
Exercise of options - non employees	2,069	-	-	-	2,069	-	2,069
Acquisition of Meditech through issue of shares	11,249	-	-	-	11,249	5,805	17,054
Acquisition of minority interest - Meditech	3,010	99	-	(62)	3,048	(3,048)	-
Cost of share-based payment	-	-	-	382	382	-	382
Total as at 30 June 2006	**84,959**	**99**	**(48,602)**	**1,340**	**37,796**	**2,630**	**40,426**

The above statement of changes in equity should be read in conjunction with the accompanying notes.

statement of changes in equity

for the year ended 30 June 2006

parent	issued capital $'000	shares to be issued $'000	retained earnings $'000	reserves $'000	total $'000	minority interest $'000	total equity $'000
At 1 July 2004	47,219	1,168	(26,247)	600	22,740	-	22,740
Total income/expense for the period	-	-	(9,767)	-	(9,767)	-	(9,767)
Exercise of options	57	-	-	-	57	-	57
Issue of ordinary shares	1,715	(1,168)	-	-	547	-	547
Cost of share-based payment	-	-	-	420	420	-	420
At 30 June 2005	**48,991**	**-**	**(36,014)**	**1,020**	**13,997**	**-**	**13,997**
Share issue costs	(498)	-	-	-	(498)	-	(498)
Total income/expense for the period recognised directly in equity	(498)	-	-	-	(498)	-	(498)
Loss for the period	-	-	(12,359)	-	(12,359)	-	(12,359)
Total income/expense for the period	(498)	-	(12,359)	-	(12,359)	-	(12,359)
Exercise of options - employees	378	-	-	-	378	-	378
Issuance of shares - executive and employee incentive plans shares	128	-	-	-	128	-	128
Issuance of shares - private placement	14,630	-	-	-	14,630	-	14,630
Issuance of shares - share purchase plan	5,001	-	-	-	5,001	-	5,001
Exercise of options - non employees	2,069	-	-	-	2,069	-	2,069
Acquisition of Meditech through issue of shares	11,249	-	-	-	11,249	-	11,249
Acquisition of minority interest - Meditech	3,010	99	-	-	3,110	-	3,110
Cost of share-based payment	-	-	-	382	382	-	382
Total as at 30 June 2006	**84,959**	**99**	**(48,373)**	**1,402**	**38,087**	**-**	**38,087**

The above statement of changes in equity should be read in conjunction with the accompanying notes.

statement of cash flows

for the year ended 30 June 2006

	note	consolidated 2006 $'000	consolidated 2005 $'000	alchemia limited 2006 $'000	alchemia limited 2005 $'000
Cash flows from operating activities					
Receipts from grants		920	2,387	920	2,387
Payments to suppliers and employees		(14,092)	(10,399)	(13,863)	(10,390)
Other income received		26	-	26	-
Interest received		1,278	969	1,372	968
Interest paid		(3)	(5)	-	(4)
Net cash flows from operating activities	6	(11,872)	(7,048)	(11,545)	(7,039)
Cash flows from investing activities					
Purchase of property, plant and equipment	9	(512)	(74)	(513)	(74)
Payment for acquisition of subsidiary	11	264	-	(661)	-
Loan to subsidiary	11	(402)	-	(405)	-
Net purchases of short term deposits		(902)	(2,851)	(902)	(2,851)
Net cash flows used in investing activities		(1,552)	(2,925)	(2,481)	(2,925)
Cash flows from financing activities					
Proceeds from issues of ordinary shares	15	22,206	1,772	22,206	1,772
Drawdown under convertible loan facility	14	1,079	628	1,079	628
Payment of share issue costs		(498)	-	(498)	-
Repayments of finance lease principal		(2)	(183)	(2)	(183)
Receipt of funds held on deposit		183	288	183	288
Net cash flows from/(used in) financing activities		22,968	2,505	22,968	2,505
Net increase/(decrease) in cash and cash equivalents		9,544	(7,468)	8,942	(7,459)
Cash and cash equivalents at beginning of period		2,059	9,527	2,048	9,507
Cash and cash equivalents at end of the period	6	11,603	2,059	10,990	2,048

The above statement of cash flows should be read in conjunction with the accompanying notes.

notes to the financial statements

for the year ended 30 June 2006

1. Corporate information

The financial report of Alchemia Limited for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the Directors on 4 September 2006 and covers Alchemia Limited as an individual entity as well as the consolidated entity consisting of Alchemia Limited and its subsidiaries as required by the Corporations Act 2001.

The financial report is presented in the Australian currency.

Alchemia Limited is a company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Stock Exchange.

The nature of the operations and principal activities of the Group are described in Note 20 and in the Directors' Report.

2. Summary of significant accounting policies

(a) Basis of preparation

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards.

The financial report has been prepared in accordance with the historical cost convention.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the company under ASIC Class Order 98/100.

(b) Statement of compliance

The financial report complies with Australian Accounting Standards, including Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

This is the first financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly except for the adoption of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*. The Company has adopted the exemption under AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* from having to apply AASB 132 and AASB 139 to the comparative period. Reconciliations of AIFRS equity and profit for 30 June 2005 to the balances reported in the 30 June 2005 financial report and at transition to AIFRS are detailed in Note 22.

Except for the revised AASB 119 Employee Benefits (issued December 2005), Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ending 30 June 2006:

AASB amendment	affected standard(s)	nature of change to accounting policy	application date of standard[1]	application date for group
2004-3	AASB 1: *First-time adoption of AIFRS*, AASB 101: *Presentation of Financial Statements* and AASB 124: *Related Party Disclosure*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-1	AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-5	AASB 1: *First-time adoption of AIFRS*, AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-6	AASB 3: *Business Combinations*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006

[1] *Application date is for the annual reporting periods beginning on or after the date shown in the above table.*

notes to the financial statements

for the year ended 30 June 2006

2. Summary of significant accounting policies (continued)

AASB amendment	affected standard(s)	nature of change to accounting policy	application date of standard[1]	application date for group
New standard	AASB 119 *Employee Benefits*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
New standard	AASB 7 *Financial Instruments: Disclosures*	No change to accounting policy required. Therefore no impact.	1 January 2007	1 July 2007

[1] Application date is for the annual reporting periods beginning on or after the date shown in the above table.

The following amendments are not applicable to the Group and therefore have no impact.

AASB amendment	affected standard(s)
2005-2	AASB 1023: *General Insurance Contracts*
2005-4	AASB 139: *Financial Instruments: Recognition and Measurement*, AASB 132: *Financial Instruments: Disclosure and Presentation*, AASB 1: *First-time adoption of AIFRS*, AASB 1023: *General Insurance Contracts* and AASB 1038: *Life Insurance Contracts*
2005-9	AASB 4: *Insurance Contracts*, AASB 1023: *General Insurance Contracts*, AASB 139: *Financial Instruments: Recognition and Measurement* and AASB 132: *Financial Instruments: Disclosure and Presentation*
2005-12	AASB 1038: *Life Insurance Contracts* and AASB 1023: *General Insurance Contracts*
2005-13	AAS 25: *Financial Reporting by Superannuation Plans*

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Alchemia Limited and its subsidiaries as at 30 June each year (the Group).

The financial statements of the subsidiaries are prepared for the same reporting period as Alchemia Limited, the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The acquisition of Meditech Research Limited on 29 May 2006 has been accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

Accordingly, the consolidated financial statements include the results of Meditech Research Limited for the one month period from its acquisition on 29 May 2006.

Minority interests represent the portion of profit or loss and net assets in Meditech Research Limited not held by the Group and are presented separately in the income statement and within equity in the consolidated balance sheet.

notes to the financial statements

for the year ended 30 June 2006

2. Summary of significant accounting policies (continued)

(d) Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated.

Share-based payment transactions

The Group measures the cost of cash-settled share-based payments at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted.

(e) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Government grants

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Interest

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial life of the financial asset to the net carrying amount of the financial asset.

(f) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

(i) Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term if there is reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

(g) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(h) Trade and other receivables

The Group has elected to apply the option available under AASB1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other receivables applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

Trade receivables are recognised and carried at original invoice amount less any allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Accounting policies applicable for the year ending 30 June 2005

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts was made when collection of the full amount was no longer probable. Bad debts were written off as incurred.

2. Summary of significant accounting policies (continued)

(i) Derivative financial instruments and hedging

The Group has elected to apply the option available under AASB1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for derivative financial instruments and hedging applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

The Group uses derivative financial instruments such as forward currency contracts to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured for fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or loss arising from changes in the fair value of derivatives, except for those that qualify as cash flow hedges, are taken directly to net profit or loss for the year.

The fair value of forwarded currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

For the purposes of hedge accounting, hedges are classified as:

- Fair value hedges when they hedge the exposure to changes in fair value of a recognised asset or liability;
- Cash flow hedges when they hedge exposure to variability in cash flows that is attributable either to a particular risk associated with a recognised asset or liability or to a forecast transaction; or
- Hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship, the Group normally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedges risk.

Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Accounting policies applicable for the year ending 30 June 2005

(i) Forward exchange contracts

The Group enters into forward exchange contracts whereby it agrees to buy or sell specified amounts of foreign currencies in the future at a pre-determined exchange rate. The object is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies to protect the Group against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than 12 months.

Forward exchange contracts were recognised at the date the contract was entered into. Exchange gains or losses on forward exchange contracts were recognised in net profit except those relating to hedges of specific commitments, which were deferred and included in the measurement of the sale or purchase.

(ii) Specific hedges

When a purchase or sale was specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction where deferred and included in the measurement of the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date were taken to net profit.

The consolidated entity enters into forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than 12 months.

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

2. Summary of significant accounting policies (continued)

(j) Foreign currencies

The functional and presentation currency of Alchemia Limited and its Australian subsidiaries is Australian dollars ($).

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

The functional currency of the foreign operations, Alchemia Inc., is in United States dollars (US$).

As at the reporting date the assets and liabilities of these subsidiaries are translated into the presentation currency of Alchemia Limited at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rate for the year.

(k) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- When the taxable temporary difference is associated with investments in subsidiaries and the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

- When the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

(l) Other tax

Revenues, expenses and assets are recognised net of the amount of GST except:

- Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- Receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(m) Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

	2006	2005
Plant and equipment under lease	**2 to 5 years**	2 to 5 years
Plant and equipment	**3 to 5 years**	3 to 5 years

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

2. Summary of significant accounting policies (continued)

(n) Investment and other financial assets

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs.

(o) Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- Is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with AASB 114 *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained. Impairment losses recognised for goodwill are not subsequently reversed.

(p) Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

Intangible assets are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset is reviewed at least at each financial year end. Changes in the expected useful life are accounted for by changing the amortisation expense on intangible assets is recognised in profit or loss.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefits from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period.

notes to the financial statements

for the year ended 30 June 2006

2. Summary of significant accounting policies (continued)

(q) Impairment of assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(r) Trade and other payables

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other payables applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Accounting policies applicable for the year ending 30 June 2005

Trade payables and other payables are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

(s) Interest-bearing loans and borrowings

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest-bearing loans and borrowings applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses recognised in profit or loss when the liabilities are derecognised.

Accounting policies applicable for the year ending 30 June 2005

All loans were measured at the principal amount. Interest was recognised as an expense as it accrued.

(t) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

2. Summary of significant accounting policies (continued)

(u) Employee benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liability is settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(v) Share-based payment transactions

The company provides benefits to employees (including Executive Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There are currently three plans in place to provide these benefits:

- The executive incentive plan, which provides benefits to senior executives (including Executive Directors)
- The staff incentive, which provides benefits to all employees excluding senior executives and Directors
- The employee share option plan, which provides benefits to all employees and Directors.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value measured at grant date takes into account market performance conditions only, and spread over the vesting period during which the employees becomes unconditionally entitled to the options.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Alchemia Limited ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(w) Shares to be issued

Represents the obligation to issue fully paid ordinary shares subsequent to year-end where the obligation arose prior to the end of the year.

(x) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(y) Earnings per share

Basic EPS is calculated as net profit or loss attributable to members of the parent, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit or loss attributable to members of the parent, divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

notes to the financial statements

for the year ended 30 June 2006

2. Summary of significant accounting policies (continued)

(z) AASB 1 Transitional exemptions

The company has made its election in relation to the transitional exemptions allowed by AASB1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' as follows:

Business combinations

AASB 3 'Business Combinations' was not applied retrospectively to past business combinations (i.e. business combinations that occurred before the date of transition to AIFRS).

Share-based payment transactions

AASB 2 'Share-Based Payments' is applied only to equity instruments granted after 7 November 2002 that has not vested on or before 1 January 2005.

Exemption from the requirement to restate comparative information for AASB 132 and AASB 139.

The Group has not elected to adopt this exemption and has applied AASB 132 'Financial Instruments: Presentation and Disclosure' and AASB 139 'Financial Instruments: Recognition and Measurement' to its comparative information.

3. Expenses

	notes	consolidated 2006 $'000	consolidated 2005 $'000	alchemia limited 2006 $'000	alchemia limited 2005 $'000
(a) Depreciation and amortisation					
Depreciation of property, plant and equipment		**1,033**	1,202	**1,029**	1,202
Amortisation of property, plant and equipment		**2**	5	**2**	5
Amortisation of patent fees		**112**	-	**-**	-
(b) Employee benefits expense					
Wages and salaries		**3,622**	2,718	**3,348**	2,522
Workers compensation costs		**25**	24	**25**	24
Defined contribution plan expense		**243**	228	**227**	218
Annual leave provision		**43**	21	**22**	7
Long service leave provision		**49**	48	**49**	48
Payroll and fringe benefit tax		**173**	139	**159**	126
Staff training and recruitment expenses		**88**	63	**85**	75
Share based payments		**382**	421	**382**	421
		4,625	3,662	**4,297**	3,441
(c) Other					
Net foreign currency (gains)/losses – hedging		**-**	(22)	**-**	(22)
Net foreign currency (gains)/losses – other		**(24)**	19	**(24)**	19
Operating lease		**313**	294	**313**	294

4. Income tax

A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Group's applicable income tax rate is as follows:

	consolidated		alchemia limited	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Accounting loss before tax from continuing operations	**(12,842)**	(8,853)	**(12,359)**	(8,852)
At the Group's statutory income tax rate of 30% (2004:30%)	**(3,853)**	(2,656)	**(3,708)**	(2,656)
Expenditure not allowable for income tax purposes	**114**	75	**114**	75
Recognition of deferred tax assets not previously booked	**(110)**	-	**-**	-
Unrecognised tax losses	**3,739**	2,670	**3,594**	2,670
Total income tax expense/(benefit) provided on operating loss	**(110)**	-	**-**	-

	balance sheet		income statement	
Deferred income tax	2006	2005	2006	2005
Deferred income tax at 30 June relates to	$'000	$'000	$'000	$'000
Consolidated				
Deferred tax liabilities				
Deferred income	**59**	40	**59**	-
Patents	**5,466**	0	**(33)**	-
Deferred tax liability	**5,525**	40	**26**	-
Deferred tax assets				
Employee entitlements	**151**	59	**-**	-
Deferred revenue	**54**	-	**(54)**	-
Accruals and provisions	**215**	27	**(82)**	-
Losses available for offset against future taxable income	**12,807**	9,613	**-**	-
Deferred depreciation for tax purposes	**563**	429	**-**	-
S40-880 costs	**472**	491	**-**	-
Patent costs	**245**	254	**-**	-
Unrealised foreign exchange losses	**13**	3	**-**	-
	14,520	10,876		
Deferred tax assets not recognised	**(14,384)**	(10,876)		
Gross deferred income tax assets	**136**	-		
Deferred tax income/ (expense)			**(110)**	-

4. Income tax (continued)

	balance sheet		income statement	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Deferred income tax				
Parent				
Deferred tax liabilities				
Deferred income	58	40	58	-
Patents	-	-	-	-
Deferred tax liability	58	40	-	-
Deferred tax assets				
Employee entitlements	117	59	-	-
Deferred revenue	50	-	(50)	-
Accruals and provisions	193	27	(8)	-
Losses available for offset against future taxable income	12,807	9,613	-	-
Deferred depreciation for tax purposes	545	429	-	-
S40-880 costs	471	491	-	-
Patent costs	245	254	-	-
Unrealised foreign exchange losses	13	3	-	
	14,441	10,876		
Deferred tax assets not recognised	(14,383)	(10,876)		
Gross deferred income tax assets	58	-		
Deferred tax income/ (expense)			-	-

The Group has tax losses arising in Australia of $42,745,522 (2005: $32,042,242) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules.

5. Earnings per share

	consolidated	
	2006	2005
	$'000	$'000
	(10.7)	(9.6)

Basic earnings per share amounts are calculated by dividing the net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

Net loss used in calculating basic and diluted earnings per share	12,605	9,768
	number of shares	
Weighted average number of ordinary shares used in calculating basic earnings per share:	117,635,526	103,291,873

The options are non-dilutive as the company is in losses.

notes to the financial statements

for the year ended 30 June 2006

6. Cash and cash equivalents

	notes	consolidated 2006 $'000	consolidated 2005 $'000	alchemia limited 2006 $'000	alchemia limited 2005 $'000
Cash at bank and on hand		**2,290**	1,421	**1,677**	1,410
Short term deposits		**9,313**	638	**9,313**	638
		11,603	2,059	**10,990**	2,048

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirement of the Group, and earn interest at the respective short-term deposit rates.

Reconciliation of net loss after tax to net cash flows from operations					
Net loss		**(12,732)**	(9,768)	**(12,359)**	(9,767)
Adjustments for					
Fair value of services paid for via issuance of options		**382**	421	**382**	421
Depreciation of non-current assets		**1,033**	1,202	**1,029**	1,202
Amortisation of non-current assets		**2**	5	**2**	5
Amortisation of intangibles		**112**	-	**-**	-
Changes in assets and liabilities					
(Increase)/decrease in trade and other receivables		**(104)**	495	**(92)**	492
(Increase)/decrease in prepayments		**1**	(106)	**14**	(106)
(Increase)/decrease in deferred tax assets		**(110)**	-	**(58)**	-
(Increase)/decrease in deferred revenue		**107**	(4)	**165**	(4)
(Decrease)/increase in trade and other payables		**(645)**	617	**(757)**	615
(Decrease)/increase in current provision		**33**	(6)	**22**	7
(Decrease)/increase in deferred tax liabilities		**-**	-	**58**	-
(Decrease)/increase in non-current provisions		**49**	96	**49**	96
Net cash from operating activities		**(11,872)**	(7,048)	**(11,545)**	(7,639)

Refer to note 21 for information on non-cash acquisitions.

7. Receivables (current)

Security deposit	(a)	**31**	213	**-**	183
Other receivable	(b)	**260**	135	**226**	135
		291	348	**226**	318
(a) Australian dollar equivalents of amounts receivable (including security deposits) in foreign currencies not effectively hedged - United States dollars		**31**	30	**-**	-

(b) Other receivables comprise of mainly interest receivable.

8. Other current assets

Prepayments		**195**	154	**140**	154

notes to the financial statements

for the year ended 30 June 2006

9. Property, plant and equipment

	notes	consolidated 2006 $'000	consolidated 2005 $'000	alchemia limited 2006 $'000	alchemia limited 2005 $'000
Leasehold improvements					
At cost		**1,594**	1,594	**1,594**	1,594
Accumulated depreciation		**(1,509)**	(1,260)	**(1,509)**	(1,260)
Net carrying amount		**85**	334	**85**	334
Plant and equipment					
At cost		**6,472**	5,832	**6,372**	5,832
Accumulated depreciation		**(5,491)**	(4,690)	**(5,487)**	(4,690)
Net carrying amount		**981**	1,142	**885**	1,142
Plant and equipment under lease					
At cost		**-**	27	**-**	27
Accumulated amortisation		**-**	(15)	**-**	(15)
Net carrying amount		**-**	12	**-**	12
Total property, plant and equipment					
At cost		**8,066**	7,453	**7,966**	7,453
Accumulated depreciation and amortisation		**(7,000)**	(5,965)	**(6,996)**	(5,965)
Total written down value		**1,066**	1,488	**970**	1,488
Reconciliations					
Leasehold improvements					
Carrying amount at 1 July 2005		**334**	605	**334**	605
Depreciation expense		**(249)**	(271)	**(249)**	(271)
Carrying amount at 30 June 2006		**85**	334	**85**	334
Plant and equipment					
Carrying amount at 1 July 2005		**1,142**	1,250	**1,142**	1,250
Additions		**513**	74	**513**	74
Additions from acquisition		**101**	-	**-**	-
Transfers		**10**	749	**10**	749
Disposals		**(1)**	-	**-**	-
Depreciation expense		**(784)**	(931)	**(780)**	(931)
Carrying amount at 30 June 2006		**981**	1,142	**885**	1,142
Plant and equipment under lease					
Carrying amount at 1 July 2005		**12**	765	**12**	765
Transfers		**(10)**	(748)	**(10)**	(748)
Amortisation expense		**(2)**	(5)	**(2)**	(5)
Carrying amount at 30 June 2006		**-**	12	**-**	12

notes to the financial statements
for the year ended 30 June 2006

10. Intangible assets and goodwill

	consolidated				alchemia limited			
	patents	goodwill	pre-production	total	patents	goodwill	pre-production	total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2005								
Acquisition of Meditech (Note 21)	18,330	6,159	-	24,489	-	-	-	-
Additions	-	-	253	253	-	-	253	253
Amortisation at 30 June 2006	(112)	-	-	(112)	-	-	-	-
Impairment provision	-	-	(253)	(253)	-	-	(253)	(253)
Net of accumulated amortisation and impairment	18,218	6,159	-	24,377	-	-	-	-
Cost (gross carrying amount)	18,330	6,159	253	24,742	-	-	253	253
Accumulated amortisation and impairment	(112)	-	(253)	(365)	-	-	(253)	(253)
Net carrying amount	18,218	6,159	-	24,377	-	-	-	-

Patents include intangible assets acquired through business combinations (refer to note 21 for further details). These patent costs will be amortised on a straight line basis between the remaining lives of the patents of 8 to 20 years. The patents acquired with the acquisition of Meditech, are all current and relate entirely to intellectual property attached to Meditech's HyACT™ technology and active research and development programs based on that technology. These assets were tested for impairment as at 30 June 2006.

As from 1 July 2005, goodwill is no longer amortised but is now subject to annual impairment testing.

Goodwill acquired though business combination is subject to impairment testing. The goodwill relates entirely to the acquisition of Meditech. As Meditech is not yet generating profits or a sustainable cash flow the use of discounted cash flow techniques is not considered appropriate. The group believes that the value attributed to goodwill arising from the acquisition is recoverable from the future commercialisation of Meditech's assets including intellectual property. Meditech's assets are subject to long patent lives. The research and development activities to which they relate and which represent the underlying assets of Meditech are planned to continue in the future and alternative valuation techniques considered more applicable to assets of this nature demonstrate an underlying value associated with the Meditech cash generating unit in excess of the recorded value.

Pre-production costs are process development expenditure incurred in relation to the Synthetic Heparin commercial production program recoverable once commercial sales have commenced. At 30 June 2006 an impairment provision had been recognised against the total pre-production costs.

11. Other financial assets (non-current)

	consolidated		parent	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Investments in controlled entities (i)	-	-	15,022	2
Loans to controlled entities (ii)	-	-	406	-
	-	-	15,428	2

11. Other financial assets (non-current) (continued)

(i) Investments in controlled entities

		percentage of equity interest held by the consolidated entity		investment	
		2006	2005	2006	2005
name	country of incorporation	$'000	$'000	$'000	$'000
Alchemia Inc.	United States of America	100%	100%	2	2
Meditech Research Limited	Australia	84.26%	-	15,020	-
				15,022	2

(ii) Loans to controlled entities

On 9 March 2006, Meditech and Alchemia entered into a loan agreement under which Alchemia agreed to fund ongoing working capital for Meditech for the duration of the takeover offer. The main terms of the loan agreement are:

(a) Alchemia agrees to lend up to $2,000,000 to Meditech. Meditech is entitled to make monthly drawdowns, each in an amount of up to $400,000

(b) Each drawdown under the facility must be expended on working capital

(c) Interest is charged at a rate of 9% per annum, on the balance owing from time to time

(d) Meditech is entitled to make drawdowns until the earliest of:

(i) 30 November 2006

(ii) the date Alchemia's offer expires with defeating conditions not being satisfied or waived or is withdrawn under the Corporations Act

(iii) the date Meditech obtains finance from anyone else, and

(iv) the date Meditech receives a takeover offer from another party.

Meditech must repay all drawings under the facility in full by the earliest of:

(e) 7 days after the date Meditech obtains finance from anyone else

(f) 45 days after Meditech receives a takeover offer from anyone else that is recommended by directors, and

(g) The date 120 days after Alchemia offer expires with a defeating condition unsatisfied or unwaived, or is withdrawn under the Corporations Act.

As security for the facility, Meditech has granted a fixed and floating charge over all its assets in favour of Alchemia (other than certain intellectual property which is subject to Commonwealth Government grants).

b. Loan to controlled entities	consolidated		parent	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
At cost	-	-	3,570	3,159
Provision for diminution	-	-	(3,164)	(3,159)
	-	-	406	-

notes to the financial statements

for the year ended 30 June 2006

12. Trade and other payables (current)

	notes	consolidated 2006 $'000	consolidated 2005 $'000	alchemia limited 2006 $'000	alchemia limited 2005 $'000
Trade creditors	(i)	**2,654**	2,331	**757**	2,331
Other creditors	(ii)	**1,239**	424	**1,233**	416
		3,893	2,755	**1,990**	2,747

Terms and conditions relating to the above financial instruments:

(i) Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii) Other creditors are non-interest bearing and have an average term of 30 days.

13. Provisions (current)

	make good provision $'000	long service leave $'000	annual leave $'000	total $'000
Consolidated				
At 1 July 2005	48	121	210	379
Arising during the year	-	79	112	191
At 30 June 2006	48	200	322	570
Current 2006	**-**	**-**	**322**	**322**
Non-current 2006	**48**	**200**	**-**	**248**
	48	**200**	**322**	**570**
Current 2005	-	-	210	210
Non- current 2005	48	121	-	169
	48	121	210	379
Parent				
At 1 July 2005	48	121	196	365
Arising during the year	-	49	22	71
At 30 June 2006	48	170	218	436
Current 2006	**-**	**-**	**218**	**218**
Non-current 2006	**48**	**170**	**-**	**218**
	48	**170**	**218**	**436**
Current 2005	-	-	196	196
Non-current 2005	48	121	-	169
	48	121	196	365

Make good provision

In accordance with the lease agreement, the Group must restore the leased premises in Brisbane to its original condition upon expiration of the lease. The current lease expires in 2007, although based on discussions with the landlord's agents to date, it is likely that this lease will be renewed for a further 5 years.

A provision of $47,531 was made during the year ended 30 June 2005 in respect to the Group's obligation to remove leasehold improvements from these leased premises. No further amounts were provided during the year nor were any costs incurred to remove the improvements to date.

14. Convertible debt

	consolidated		alchemia limited	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Loan from Abraxis Pharmaceutical Products				
Current	**1,707**	-	**1,707**	-
Non-current	**-**	628	**-**	628
Total	**1,707**	628	**1,707**	628

On 17 October 2003, the company entered into a Research and Development, Commercialisation and Distribution Agreement with Abraxis Pharmaceutical Products (APP) (formerly American Pharmaceutical Partners) in relation to the commercial development of Alchemia's Synthetic Heparin. Pursuant to this agreement APP will provide, to the company, amongst other things an interest free loan equal to 50% of the costs of the pilot manufacturing study on Synthetic Heparin being undertaken at The Dow Chemical Company up to a maximum of $US 1.25 million.

The loan shall at APP's sole option be repaid by Alchemia either in cash or by issuing ordinary shares to APP. The number of shares to be issued by the company shall be determined by dividing the amount of the loan by the share price on the date that the first abbreviated new drug application is submitted in either of USA or Canada by APP in relation to Alchemia's Synthetic Heparin.

If APP elects to have the loan repaid in cash, Alchemia is entitled to make such repayment as a credit against its share of profits, or as a credit against milestone payment due under the agreement, whichever the earlier. In these circumstances the outstanding loan principal shall bear interest at the rate of US prime rate plus 2%.

In the event that the pilot manufacturing study is unsuccessful Alchemia shall make loan repayments in equal instalments over a five year period commencing 12 months after the completion of the pilot study. The loan shall bear an interest rate of US prime rate plus 2%.

In the event that the pilot study is successful but that for any reason APP does not commence commercial marketing and sale of Synthetic Heparin within three years and APP has elected for Alchemia to repay the loan in cash, Alchemia has no obligation to repay the loan in any manner.

At 30 June 2006 a total of $1.707 million (US$1.25m) is owing by Alchemia in accordance with the terms of this agreement. APP has not made an election as described above in relation to the repayment of the loan.

On 28 August 2006 the company notified the ASX that in its view there was considerable uncertainty regarding the future participation of APP in the Synthetic Heparin program. At the date of this report that uncertainty had not been resolved and accordingly the convertible loan has been re-classified at year end as a "Current" even though the company considers that if APP were to withdraw from the existing agreement it would have no entitlement to repayment of the loan under the terms of that agreement.

15. Contributed equity

	notes	consolidated 2006 $'000	consolidated 2005 $'000	alchemia limited 2006 $'000	alchemia limited 2005 $'000
(a) Ordinary shares					
Issued and fully paid		**84,959**	48,991	**84,959**	48,991

Movements in ordinary shares on issue	notes	no. of ordinary shares	contributed equity $'000
At 1 July 2004		100,761,298	47,219
Exercise of employee options	24	89,432	57
Issue of ordinary shares – APP	(i)	2,883,233	1,715
At 1 July 2005		103,733,963	48,991
Issued on exercise of employee options	24	558,951	378
Issued on exercise of non-employee options	(ii)	3,669,936	2,069
Issued pursuant to private placement	(iii)	13,300,000	14,630
Issued under executive and staff incentive plan	(iv)	91,642	128
Issued under share purchase plan	(v)	4,546,190	5,001
Issued in exchange for issued share capital of Meditech Research Limited	(vi)	11,713,610	14,260
Transaction costs on share issue		-	(498)
At 30 June 2006		**137,614,292**	**84,959**

(i) These shares were issued to Abraxis Pharmaceutical Products (formerly American Pharmaceutical Partners, Inc.) in accordance with the Research & Development, Commercialisation and Distribution Agreement. Refer to Note 14 for further details.

(ii) Issued to The Dow Chemical Company (Dow) pursuant to the terms of a November 2000 Technology Collaboration and Licence Agreement. The unexercised options granted to Dow under this agreement expired on 30 November 2005 if not exercised by that date.

(iii) On 3 November 2005 the company issued 13,000,000 fully paid ordinary shares by way of a private placement to institutional and other investors at a price of $1.10 per share.

(iv) Awarded to executive and staff in October 2005 in accordance with the respective executive and staff incentive plan.

(v) On 14 December 2005 the company issued 4,546,190 fully paid ordinary shares as a result of a share purchase plan to shareholders registered as at 3 November 2005. The shares were issued at a price of $1.10 per share.

(vi) As consideration for a takeover offer to shareholders of Meditech Research Limited dated 28 March 2006 and declared unconditional on 29 May 2006, the company had issued 11,713,610 ordinary shares as at 30 June 2006 and a further 66,000 shares to which Meditech shareholders were legally entitled to have issued and were allotted subsequently to 30 June and are included in Shares to be issued. The offer was one Alchemia share for every nine Meditech shares held.

(vii) Since year end, 358,841 shares have been issued to employees and a further 1,454,704 shares allotted as consideration under the terms of the Meditech takeover offer. In addition 1,187,077 options have been granted in accordance with the terms of the Employee and Officers Option Plan.

15. Contributed equity (continued)

	consolidated				alchemia			
	other reserve	options reserve – employee related	options reserve – non employee related	total	reserve	options reserve – employee related	options reserve – non employee related	total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
(b) Reserves								
At 1 July 2004	-	438	162	600	-	438	162	600
Share based payments	-	308	112	420	-	308	112	420
At 30 June 2005	**-**	**746**	**274**	**1,020**	**-**	**746**	**274**	**1,020**
Acquisition of Meditech	(62)	-	-	(62)	-	-	-	-
Share based payments	-	312	70	382	-	312	70	382
At 30 June 2006	**(62)**	**1,058**	**344**	**1,340**	**-**	**1,058**	**344**	**1,402**

Nature and purpose of reserves

Other reserve

Arises on the acquisition of Meditech and represents excess of purchase price over fair value of the additional minority interest acquired between the date control was acquired on 29 May 2006 and the end of the financial year.

Options reserve

Non employee options

On 1 August 2004, the company entered into an agreement with GMCG, LLC a US investment bank to provide advisory services in relation to, amongst other things, the initiation of an ADR program and the subsequent listing of the company's ADR on NASDAQ. As part of the consideration for these services the company has agreed to grant to GMCG fully vested options on the attainment of certain performance hurdles as follows:

no of options	performance hurdle	term	exercise price	vested
Granted				
250,000	Upon completion of a US private placement	5 years	A$0.01	-
334,000	Level 1 ADR declared effective	5 years	A$0.70	334,000
Agreed to grant				
334,000	Completion of filings for Level II ADR	5 years	A$0.70	-
334,000	Listing of ADRs on NASDAQ	5 years	A$0.70	-

At 30 June 2006, a total of 334,000 fully vested options were granted under these arrangements at an exercise price of A$0.70 per share. As these options were granted as consideration for services rendered, an amount of $103,540 has been treated as an expense in the income statement. This expense equates to the fair value of the services provided and is calculated based on the Black-Scholes option pricing model.

On 15 May 2005, the company entered into an agreement with PureTech Development, LLC (PureTech) to provide advisory services in assisting Alchemia in a partnering transaction in relation to the company's products or technologies in the field of age-related macular degeneration (AMD). As part of the consideration for these services, the company has granted PureTech 400,000 options at an exercise price of $0.54 per option. These options vest on a successful completion of a partnership transaction. As at 30 June 2006, $69,996 has been recognised in relation to these options in the financial statements (2005: $8,749).

Share options

The company has a share based payment option scheme under which options to subscribe for the company's shares has been granted to certain executives and other employees (refer to Note 24).

notes to the financial statements

for the year ended 30 June 2006

16. Expenditure commitments

	notes	consolidated 2006 $'000	consolidated 2005 $'000	alchemia limited 2006 $'000	alchemia limited 2005 $'000
(a) Capital expenditure commitments					
Estimated capital expenditure contracted for at reporting date, but not provided for, payable:					
– not later than one year		37	2	37	2
– later than one year and not later than five years		-	-	-	-
– longer than five years		-	-	-	-
		37	2	37	2
(b) Lease expenditure commitments					
(i) Operating leases (non-cancellable):	(i)				
Minimum lease payments					
– not later than one year		307	25	307	25
– later than one year and not later than five years		51	2	51	2
Aggregate lease expenditure contracted for at reporting date		358	27	358	27
(ii) Finance leases:					
– not later than one year		-	2	-	2
– later than one year and not later than five years		-	-	-	-
Total minimum lease payments		-	2	-	2
– future finance charges		-	-	-	-
– lease liability		-	2	-	2
– current liability		-	2	-	2
– non-current liability		-	-	-	-
		-	2	-	2
(c) R&D Project commitments:	(ii) (iii)				
– not later than one year		1,544	683	1,075	683
– later than one year and not later than five years		289	-	177	-
Total commitments		1,833	683	1,252	683

(i) The operating leases are in respect of the lease of the company's premises in Brisbane and one item of equipment. The lease of the premises expires in August 2007.

(ii) The Group has entered into certain expenditure commitments under contracts entered into with third party service providers for those service providers to undertake on the Group's behalf various research and development and associated activities.

(iii) The Group has entered into a Technology License Agreement with Novozymes Biopolymer A/S (Novozymes) for the development of HyCAMP™. Novozymes has, under this agreement, an entitlement to earn royalties based on the income derived by the Group from HyCAMP™.

notes to the financial statements

for the year ended 30 June 2006

17. Auditors' remuneration

	consolidated 2006	consolidated 2005	alchemia limited 2006	alchemia limited 2005
The auditor of Alchemia Limited is Ernst & Young				
Amounts received or due and receivable by the auditors of the company for:				
• an audit or review of the financial report of the entity and any other entity in the consolidated entity	**75,206**	38,529	**75,206**	38,529
• other services in relation to the entity and any other entity in the consolidated entity:				
- accounting advice	**-**	-	**-**	-
- services in respect of NASDAQ listing	**-**	387,448	**-**	387,448
- advice on AFIRS issues	**31,765**	-	**31,765**	-
- tax and R&D services and advice to the company	**29,355**	20,581	**29,355**	20,581
	136,326	446,558	**136,326**	446,558
Amounts received or due and receivable by non Ernst & Young audit firms for:				
Review of a subsidiary company	**18,643**	-	**18,643**	-
	18,643	-	**18,643**	-

notes to the financial statements

for the year ended 30 June 2006

18. Financial instruments

(a) Interest rate risk

The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrecognised at the reporting date, are as follows:

	floating interest rate		fixed interest rate maturing in: 1 year or less		fixed interest rate maturing in: over 1 to 5 years		non-interest bearing		total carrying amount as per the statement of financial position		weighted average effective interest rate	
financial instruments	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000	2006 %	2005 %
(1) Financial assets												
Cash and cash equivalents	**2,290**	806	**9,313**	638	**-**	-	**-**	615	**11,603**	2,059	**5.14**	3.75
Term deposit	**-**	-	**14,631**	13,729	**-**	-	**-**	-	**14,631**	13,729	**6.02**	5.81
Receivables	**-**	-	**31**	213	**-**	-	**260**	135	**291**	348	**2.00**	0.96
Total financial assets	**2,290**	806	**23,975**	14,580	**-**	-	**260**	750	**26,525**	16,136		
(2) Financial liabilities												
Payables	**-**	-	**-**	-	**-**	-	**3,893**	2,755	**3,893**	2,755	**n/a**	n/a
Interest bearing liabilities	**-**	-	**-**	-	**-**	-	**-**	-	**-**	2	**-**	9.8
Total financial liabilities	**-**	-	**-**	-	**-**	-	**3,893**	2,755	**3,893**	2,757		

n/a - Not applicable for non-interest bearing financial instruments

(b) Net fair values

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities.

Recognised financial instruments

Cash, cash equivalents and short-term deposits: The carrying amount approximates fair value because of their short-term to maturity.

Trade receivables and trade creditors: The carrying amount approximates fair value.

Forward exchange contracts: The fair value of forward exchange contracts is determined as the recognised gain or loss at reporting date calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Unrecognised financial instruments

Options over ordinary shares

The fair value of options over ordinary shares is determined using the Black-Scholes option-pricing model.

19. Financial risk management objectives and policies

The Group's principal financial instruments, other than derivatives, comprise finance leases, convertible debt and cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations.

The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The Group also enters into derivative transactions, including forward currency contracts. The purpose is to manage the currency risks arising from the Group's operations. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk and credit risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instruments are disclosed in note 2 to the financial statements.

Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the income earned on the Group's cash and short term deposits of various deposit terms.

At 30 June 2006, the Group's cash and short term deposits had terms up to 181 days.

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from purchases in currencies other than the unit's functional currency.

The Group considers the use of forward currency contracts to eliminate the currency exposures on any individual transactions in excess of $50,000 for which payment is anticipated more than one month after the Group has entered into a firm commitment for a purchase.

The forward currency contracts must be in the same currency as the hedged item.

It is the Group's policy not to enter into forward contracts until a firm commitment is in place.

It is the Group's policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximise hedge effectiveness.

At 30 June 2006, the Group had no forward exchange contracts in place.

Commodity price risk

The Group's exposure to risk is minimal.

Credit risk

The Group has no sales to third parties.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents, short term deposits and certain derivative instruments, the Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. These funds are invested on an unsecured basis with board approved deposit institutions. Investments greater than 90 days must be investment grade A+ or better (Standard & Poor).

20. Segment information

Business segment

Alchemia Limited and its subsidiaries' operations are related entirely to the research and development of new human pharmaceuticals.

geographical segment	australia 2006 $000	australia 2005 $000	usa 2006 $000	usa 2005 $000	eliminations 2006 $000	eliminations 2005 $000	total 2006 $000	total 2005 $000
Revenues								
Inter-segment revenues	**-**	-	**308**	294	**(308)**	(294)	**-**	-
Other revenues	**2,218**	2,757	**-**	1	**-**	-	**2,218**	2,758
Total segment revenues	**2,218**	2,757	**308**	295	**(308)**	(294)	**2,218**	2,758
Results								
Segment loss	**(12,845)**	(9,763)	**-**	-	**4**	(1)	**(12,841)**	(9,764)
Unallocated expenses								
Borrowing costs							**(1)**	(5)
Consolidated entity loss from continuing activities							**(12,842)**	(9,769)
Income tax expense							**-**	-
Consolidated entity loss							**(12,842)**	(9,769)
Other segment information								
Segment assets	**67,543**	17,740	**47**	40	**(15,427)**	(2)	**52,163**	17,778
Segment liabilities	**12,229**	3,742	**3,188**	3,182	**(3,570)**	(3,160)	**11,847**	3,764
Depreciation and amortisation	**(1,147)**	(1,207)	**-**	-	**-**	-	**(1,147)**	(1,207)
Other non-cash expenses	**(382)**	(152)	**-**	-	**-**	-	**(382)**	(152)
Cash flow information								
Net cash flow from operating activities	**(11,873)**	(7,041)	**(307)**	(302)	**308**	295	**(11,872)**	(7,048)
Net cash flow from investing activities	**(1,552)**	(2,925)	**-**	-	**-**	-	**(1,552)**	(2,925)
Net cash flow from financing activities	**22,968**	2,505	**-**	-	**-**	-	**22,968**	2,505

notes to the financial statements

for the year ended 30 June 2006

21. Business combination

Acquisition of Meditech Research Limited

On 29 May 2006, Alchemia acquired control of Meditech Research Limited (Meditech), a publicly listed company trading on the Australian Stock Exchange and a company focused on the discovery and development of new therapeutics in the field of oncology. At 29 May 2006, Alchemia had acquired 65.97% of Meditech's ordinary shares, which had increased by the 30 June 2006 to an 84.26% relevant interest.

The total cost of the acquisition at 29 May 2006 was $11,910,738 and comprised the issue of Alchemia shares as consideration and the costs directly attributable to the acquisition. The Group issued 9,225,591 ordinary shares with an average fair value of $1.22 per share, based on the closing quoted price of Alchemia shares at the dates of exchange.

The fair value of the identifiable assets and liabilities of Meditech as at the date of acquisition are:

	consolidated	
	recognised on acquisition $'000	carrying value $'000
Cash and cash equivalents	924	924
Property, plant and equipment	101	101
Other current assets	64	64
Patents	18,330	-
	19,419	1,089
Trade and other payables	2,256	2,256
Provision for employee benefits	109	109
Deferred tax liability	5,499	-
	7,864	2,365
Fair value of identifiable net assets	11,555	(1,274)
Minority interests	(5,804)	
Goodwill arising on consolidation	6,158	
	11,910	
Cost of the combination:		
Shares issued, at fair value	11,250	
Costs associated with the acquisition	660	
Total cost of the acquisition	11,910	
The cash outflow on acquisition is as follows:		
Net cash acquired with the subsidiary	924	
Costs associated with the acquisition	(660)	
Net cash outflow	264	

From the date of acquisition, Meditech incurred a net loss of $374,847.

If the combination had taken place at the beginning of the year, the loss for the Group would have been $16,437,059 and revenue from continuing operations would have been $2,848,356 based on ownership of 84.26% for Meditech at year end.

In accordance with AASB 3 Business Combinations, the acquirer has a period of 12 months from the date of acquisition to complete the final allocation of the purchase price to the fair value of the identifiable net assets. Initial accounting for the Meditech acquisition has provisionally allocated a fair value of $18,330,000 to Meditech patents. The company will be performing a final assessment of the allocation of fair value allocations during the 2007 financial year.

notes to the financial statements

for the year ended 30 June 2006

22. Transition to AIFRS

For all periods up to and including the year ended 30 June 2005, the Group prepared its financial statements in accordance with Australian generally accepted accounting practice (AGAAP). These financial statements for the year ended 30 June 2006 are the first the Group is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

Accordingly, the Group has prepared financial statements that comply with AIFRS applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in note 2.

In preparing these financial statements, the Group has started from an opening balance sheet as at 1 July 2004, the Group's date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 *First-time adoption of AIFRS*.

This note explains the principal adjustments made by the Group in restating its AGAAP balance sheet as at 1 July 2004 and its previously published AGAAP financial statements for the year ended 30 June 2005.

(a) Balance Sheet reflecting reconciliation adjustments to AIFRS as at 1 July 2004

		consolidated			alchemia limited		
	notes	AGAAP	AIFRS impact	AIFRS	AGAAP	AIFRS impact	AIFRS
		$'000	$'000	$'000	$'000	$'000	$'000
Current assets							
Cash and cash equivalents		9,527	-	9,527	9,507	-	9,507
Term deposit		10,878	-	10,878	10,878	-	10,878
Trade and other receivables	(a)	2,502	599	3,101	2,469	599	3,068
Other current assets		48	-	48	48	-	48
Total current assets		22,955	599	23,554	22,902	599	23,501
Non-current assets							
Property, plant and equipment		2,620	-	2,620	2,620	-	2,620
Interest in subsidiary		-	-	-	2	-	2
Total non-current assets		2,620	-	2,620	2,622	-	2,622
Total assets		**25,575**	**599**	**26,174**	**25,524**	**599**	**26,123**
Current liabilities							
Trade and other payables		2,938	-	2,938	2,932	-	2,932
Deferred revenue		4	-	4	4	-	4
Provisions		216	-	216	189	-	189
Interest-bearing liabilities		183	-	183	183	-	183
Total current liabilities		3,341	-	3,341	3,308	-	3,308
Non-current liabilities							
Interest-bearing liabilities		2	-	2	2	-	2
Provisions		73	-	73	73	-	73
Convertible debt		-	-	-	-	-	-
Total non-current liabilities		75	-	75	75	-	75
Total liabilities		3,416	-	3,416	3,383	-	3,383
Net assets		**22,159**	**599**	**22,758**	**22,141**	**599**	**22,740**
Equity							
Contributed equity		47,219	-	47,219	47,219	-	47,219
Shares to be issued		1,168	-	1,168	1,168	-	1,168
Reserves	(a)	-	600	600	-	600	600
Accumulated losses		(26,228)	(1)	(26,229)	(26,246)	(1)	(26,247)
Total equity		**22,159**	**599**	**22,758**	**22,141**	**599**	**22,740**

notes to the financial statements

for the year ended 30 June 2006

22. Transition to AIFRS (continued)

(b) Balance Sheet reflecting reconciliation adjustments to AIFRS as at 1 July 2005

	notes	consolidated AGAAP $'000	consolidated AIFRS impact $'000	consolidated AIFRS $'000	alchemia limited AGAAP $'000	alchemia limited AIFRS impact $'000	alchemia limited AIFRS $'000
Current assets							
Cash and cash equivalents		2,059	-	2,059	2,048	-	2,048
Term deposit		13,729	-	13,729	13,729	-	13,729
Trade and other receivables		348	-	348	318	-	318
Other current assets		154	-	154	154	-	154
Total current assets		16,290	-	16,290	16,249	-	16,249
Non-current assets							
Property, plant and equipment		1,488	-	1,488	1,488	-	1,488
Interest in subsidiary		-	-	-	2	-	2
Total non-current assets		1,488	-	1,488	1,490	-	1,490
Total assets		**17,778**	**-**	**17,778**	**17,739**	**-**	**17,739**
Current liabilities							
Trade and other payables		2,755	-	2,755	2,747	-	2,747
Deferred revenue		-	-	-	-	-	-
Provisions		210	-	210	196	-	196
Interest-bearing liabilities		2	-	2	2	-	2
Total current liabilities		2,967	-	2,967	2,945	-	2,945
Non-current liabilities							
Interest-bearing liabilities		-	-	-	-	-	-
Provisions		169	-	169	169	-	169
Convertible debt		628	-	628	628	-	628
Total non-current liabilities		797	-	797	797	-	797
Total liabilities		3,764	-	3,764	3,742	-	3,742
Net assets		**14,014**	**-**	**14,014**	**13,997**	**-**	**13,997**
Equity							
Contributed equity		48,991	-	48,991	48,991	-	48,991
Shares to be issued		-	-	-	-	-	-
Reserves	(a)/(b)	104	916	1,020	104	916	1,020
Accumulated losses		(35,081)	(916)	(35,997)	(35,098)	(916)	(36,014)
Total equity		**14,014**	**-**	**14,014**	**13,997**	**-**	**13,997**

22. Transition to AIFRS (continued)

income statement for the year ended 30 June 2005	notes	consolidated AGAAP $'000	consolidated AIFRS impact $'000	consolidated AIFRS $'000	alchemia limited AGAAP $'000	alchemia limited AIFRS impact $'000	alchemia limited AIFRS $'000
Continuing operations							
Interest received		969	-	969	968	-	968
Other income	(a)	2,387	(599)	1,788	2,387	(599)	1,788
Payroll and staff expenses		(3,241)	-	(3,241)	(3,020)	-	(3,020)
Business development		(734)	-	(734)	(955)	-	(955)
Finance costs		(5)	-	(5)	(4)	-	(4)
Depreciation and amortisation		(1,207)	-	(1,207)	(1,207)	-	(1,207)
Research and development costs		(4,997)	-	(4,997)	(4,997)	-	(4,997)
Administration and corporate expense		(1,425)	-	(1,425)	(1,425)	-	(1,425)
Rent and occupancy expense		(486)	-	(486)	(486)	-	(486)
Share based payment expense	(b)	(104)	(317)	(421)	(104)	(317)	(421)
Other expense		(10)	-	(10)	(9)	-	(9)
Loss before income tax		(8,853)	(916)	(9,768)	(8,852)	(915)	(9,768)
Income tax expense		-	-	-	-	-	-
Loss from continuing operations		(8,853)	(916)	(9,768)	(8,852)	(915)	(9,768)
Net loss for the year		(8,853)	(916)	(9,768)	(8,852)	(915)	(9,768)

(a) Government grants under AGAAP had been recognised as revenue only when the cash was received. AASB1004 requires government grants to be recognised as income over the periods when the related costs were incurred. Government grants have accordingly been recognised on an accruals basis.

(b) Share-based payment costs are charged to the income statement under AASB 2 "Share-based payment", but not under AGAAP.

23. Subsequent events

In the interval between the end of the year and the date of this report, the Group has completed the acquisition of 100% shareholding in Meditech Research Limited.

On 28 August 2006 the company announced that its North American marketing partner Abraxis Pharmaceutical Products (APP) is reviewing its future participation in the synthetic heparin program. The Directors have not been provided with definitive reasons for this review or the length of time that APP anticipates it may take.

There are no other items, transaction or event of a material or unusual nature which have occurred since the year end other than as set out in Note 14, which has or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future periods.

24. Employee benefits and superannuation commitments

		consolidated		alchemia limited	
	notes	2006	2005	2006	2005
		$'000	$'000	$'000	$'000
Employee benefits					
Current					
The aggregate employee benefit liability is comprised of:					
Accrued wages, salaries, bonus and on-costs		**731**	39	**573**	39
Provisions (current)		**322**	210	**218**	196
		1,053	249	**791**	235
Non current					
Provisions (non-current)		**201**	121	**170**	121
		1,254	370	**961**	356

Employee share option scheme

An Employee and Officers Option Plan has been established where Alchemia Limited may, at the discretion of the Board, grant options over the ordinary shares of Alchemia Limited to Directors, Executives and employees of the consolidated entity. The options, issued for nil consideration, are exercisable any time three years after the issue date and expire five years after the issue date. The exercise of the options is not subject to any performance conditions other than the employee remaining in the employ of the company at the date of exercise. The options cannot be transferred and will not be quoted on the ASX.

24. Employee benefits and superannuation commitments (continued)

	2006 number of options	2006 weighted average exercise price	2005 number of options	2005 weighted average exercise price
Information with respect to the number of options granted under the Employee Share Incentive scheme is as follows:				
Balance at beginning of year	3,790,094	0.78	4,347,325	0.75
- granted	50,000	0.795	80,000	0.93
- lapsed	(40,000)	0.93	(547,799)	0.64
- exercised	(558,951) [3]	0.66	(89,432) [4]	0.56
Balance at end of year	3,241,143	0.80	3,790,094	0.78
Exercisable at end of year	915,509	0.95	1,112,261	0.81

[3] *The weighted average share price at the date of exercise is $1.34.*
[4] *The weighted average share price at the date of exercise is $0.80.*

(a) Options held as at the end of the reporting period:

The following table summarises information about options held by the employees as at 30 June 2006:

number issued	grant date	vesting date	exercise price	expiry date
380,089	02 Nov 2001	02 Nov 2004	$0.95	01 Nov 2006
173,221	02 Jan 2002	02 Jan 2005	$0.95	01 Jan 2007
353,257	26 Jul 2002	26 Jul 2005	$0.95	25 Jul 2007
8,943	17 Jun 2003	17 Jun 2006	$0.64	16 Jun 2008
357,729	24 Oct 2003	24 Oct 2006	$0.70	23 Oct 2008
894,323	24 Oct 2003	24 Oct 2006	$0.95	23 Oct 2008
447,161	24 Oct 2003	24 Oct 2006	$0.36	23 Oct 2008
38,554	24 Oct 2003	24 Oct 2006	$0.95	23 Oct 2008
168,151	24 Oct 2003	24 Oct 2006	$0.64	23 Oct 2008
29,715	07 Nov 2003	07 Nov 2006	$0.64	06 Nov 2008
300,000	19 Dec 2003	19 Dec 2006	$0.70	18 Dec 2008
40,000	16 Mar 2005	16 Mar 2008	$0.93	15 Mar 2010
50,000	01 Jul 2005	01 Jul 2008	$0.795	30 Jun 2010
3,241,143				

As at 30 June 2006, a total of 915,510 options are exercisable by employees.
As at 30 June 2006 the weighted average remaining contractual life of options outstanding is 22.96 months.

notes to the financial statements

for the year ended 30 June 2006

25. Key management personnel

The company has applied the exemption under Corporations Amendments Regulation 2006 which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their annual financial reports by Accounting Standard AASB 124 Related Party Disclosures. These remuneration disclosures are provided in "Remuneration Report" section of the Directors' Report designated as audited.

(a) Holding of options

The following table shows the movement during the reporting period in the number of options over ordinary shares in Alchemia held by the Directors and each of the Executives.

30 June 2006	balance at beginning of period 1 July 2005	granted as remuneration	options exercised	net change other	balance at end of period 30 June 2006	vested at 30 June 2006 total	vested at 30 June 2006 not exercisable	vested at 30 June 2006 exercisable
Directors								
Tracie Ramsdale	1,609,781	-	(357,729)	-	1,252,052	-	-	-
Executives								
Tracey Brown	-	-	-	-	-	-	-	-
Julian Dyszynski	-	-	-	-	-	-	-	-
Judy Halliday	-	-	-	-	-	-	-	-
Wim Meutermans	134,148	-	-	-	134,148	134,148	-	134,148
Christopher Neal	447,161	-	-	-	447,161	-	-	-
Ian Nisbet	-	-	-	-	-	-	-	-
Peter Smith	-	-	-	-	-	-	-	-
Michael West	111,790	-	(44,716)	-	67,074	67,074	-	67,074
Total	**2,302,880**	**-**	**(402,445)**	**-**	**1,900,435**	**201,222**	**-**	**201,222**

30 June 2005	balance at beginning of period 1 July 2004	granted as remuneration	options exercised	net change other	balance at end of period 30 June 2005	vested at 30 June 2005 total	vested at 30 June 2005 not exercisable	vested at 30 June 2005 exercisable
Directors								
Tracie Ramsdale	1,609,781	-	-	-	1,609,781	357,729	-	357,729
Executives								
Tracey Brown	-	-	-	-	-	-	-	-
Julian Dyszynski	1,002,559	-	-	(346,577)	655,985	119,562	-	119,562
Judy Halliday	89,432	-	-	-	89,432	89,432	-	89,432
Wim Meutermans	223,581	-	-	(89,433)	134,148	-	-	-
Christopher Neal	447,161	-	-	-	447,161	-	-	-
Ian Nisbet	-	-	-	-	-	-	-	-
Peter Smith	-	-	-	-	-	-	-	-
Michael West	111,790	-	-	-	111,790	44,716	-	44,716
Total	**3,484,304**	**-**	**-**	**(436,010)**	**3,048,294**	**611,439**	**-**	**611,439**

25. Key management personnel (continued)

(b) Holding of ordinary shares

The following table shows the movement during the reporting period in the number of ordinary shares in Alchemia held by the Directors and each of the Executives.

30 June 2006	balance 1 July 2005 ord	granted as remuneration ord	on exercise of options ord	net change other ord	balance 30 June 2006 ord
Directors					
Tracie Ramsdale	1,618,116	18,541	357,729	(864,218)	1,130,168
Peter Andrews	3,989,949	-	-	3,374	3,993,323
Errot Malta	30,000	-	-	3,374	33,374
Mel Bridges	44,600	-	-	6,748	51,348
Executives					
Tracey Brown	-	-	-	-	-
Julian Dyszynski	-	-	-	-	-
Judy Halliday	-	-	-	-	-
Wim Meutermans	36,286	7,008	-	-	43,294
Christopher Neal	30,000	9,019	-	3,374	42,393
Ian Nisbet	-	-	-	6,067	6,067
Peter Smith	-	-	-	44,669	44,669
Michael West	122,420	7,008	44,716	3,374	177,518
Total	**5,871,371**	**41,576**	**402,445**	**(793,238)**	**5,522,154**

30 June 2005	balance 1 July 2004 ord	granted as remuneration ord	on exercise of options ord	net change other ord	balance 30 June 2005 ord
Directors					
Tracie Ramsdale	1,618,116	-	-	-	1,618,116
Peter Andrews	3,989,949	-	-	-	3,989,949
Errot Malta	20,000	-	-	10,000	30,000
Mel Bridges	-	-	-	44,600	44,600
Executives					
Tracey Brown	-	-	-	-	-
Julian Dyszynski	-	-	-	-	-
Judy Halliday	19,792	-	-	-	19,792
Wim Meutermans	36,286	-	-	-	36,286
Christopher Neal	30,000	-	-	-	30,000
Ian Nisbet	-	-	-	-	-
Peter Smith	-	-	-	-	-
Michael West	122,420	-	-	-	122,420
Total	**5,836,563**	**-**	**-**	**54,600**	**5,891,163**

(c) Key Management Personnel – Compensation by Category

	consolidated 2006 $	consolidated 2005 $	parent 2006 $	parent 2005 $
Short-term	**1,264,500**	1,402,745	**1,209,695**	1,197,785
Post-employment	**85,066**	96,367	**80,967**	85,660
Other long term	**-**	-	**-**	-
Termination benefits	**-**	-	**-**	-
Share-based payment	**294,436**	346,716	**294,436**	274,488
	1,644,002	1,845,828	**1,585,098**	1,557,933

directors' declaration

In accordance with a resolution of the directors of Alchemia Limited, I state that:

(1) In the opinion of the Directors:

(a) The financial statements and notes, and the additional disclosures included in the directors report and designated as audited, of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) Giving a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) Complying with Accounting Standards and Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2005.

On behalf of the Board

T. Ramsdale

TE Ramsdale
Director

Brisbane, 4 September 2006

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Independent audit report to members of Alchemia Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Alchemia Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" disclosed as "Remuneration structure" on pages 10 and 11, "Remuneration of non-executive directors" and "Key management personnel service contracts" on pages 13 and 14, and Tables 1 and 2 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the financial report of Alchemia Limited is in accordance with:
   (a) the *Corporations Act 2001*, including:
      (i) giving a true and fair view of the financial position of Alchemia Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and
      (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and
   (b) other mandatory financial reporting requirements in Australia.
2. the remuneration disclosures that are contained in "Remuneration Report" under the headings "Remuneration structure" on pages 31 and 32, "Remuneration of non-executive directors" and "Key management personnel service contracts" on pages 33 and 34 and Tables 1 and 2 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ernst & Young

Winna Brown
Partner

Brisbane, 4 September 2006

shareholder information

ALCHEMIA LIMITED ABN 43 071 666 334

Registered Office
3 Hi-Tech Court, Brisbane Technology Park
Eight Mile Plains Qld 4113

Postal Address
PO Box 6242, Upper Mount Gravatt Qld 4122
Telephone: (07) 3340 0200
Facsimile: (07) 3340 0222
Internet: www.alchemia.com.au

Annual General Meeting
Alchemia Limited's Annual General Meeting will be held at 11.00am on Thursday 23 November 2006 at:
Lecture Theatre, Level 5 Riverside Centre
123 Eagle Street, Brisbane

Share Registry
Shareholder information in relation to shareholding or share transfers can be obtained by contacting the company's share registry:
Link Market Services, Locked Bag A14, Sydney South NSW 1235
Telephone: (02) 8280 7454
Facsimile: (02) 9287 0303
Email: registrars@linkmarketservices.com.au
Internet: www.linkmarketservices.com.au

For all correspondence to the share registry, please provide your Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

Change of Address
Changes to your address must be notified in writing to the share registry by letter/fax or by using the form available from the website. As a security measure, your old address as well as your relevant shareholder number should be quoted to make this change.

Annual Report Mailing List
All shareholders are entitled to receive the Annual Report. In addition, shareholders may nominate not to receive an Annual Report by advising the share registry in writing, by fax, or by email, quoting their SRN/HIN.

Stock Exchange Listing
Alchemia's shares are listed on the Australian Stock Exchange and trade under the ASX code ACL. The securities of the company are traded on the Australian Stock Exchange under CHESS (Clearing House Electronic Sub-register System).

Voting Rights
Shareholders in Alchemia Limited have a right to attend and vote at general meetings. At a general meeting, individual shareholders may vote in person or by proxy.

- Show of hands – One vote per shareholder
- Poll – One vote for each share held by registered holders.

Distribution of Holdings – as at 04 September 2006

size of holding	no. of holders	no. of shares	%
1 – 1000	1,695	727,187	0.52
1001 – 5000	1,889	4,949,272	3.55
5001 – 10,000	962	7,268,113	5.21
10,001 – 100,000	1,024	24,567,141	17.62
100,001 and over	79	101,914,522	73.10
Total	**5,649**	**139,426,235**	**100.00**

Substantial Shareholders – as at 04 September 2006

name	no. of shares in which a relevant interest is held	%
Orbis Global Equity Fund Limited Group	18,465,930	13.24
Mostia Dion Nominees Pty Limited	13,948,289	10.00
AMP Limited	9,876,491	7.08

Twenty Largest Shareholders – as at 04 September 2006

	shareholder	no. of shares	%
1	Mostia Dion Nominees Pty Limited	13,948,289	10.00
2	HSBC Custody Nominees (Australia) Limited	11,480,000	8.23
3	National Nominees Limited	7,473,073	5.36
4	AMP Life Limited	7,466,611	5.36
5	Westpac Custodian Nominees Limited	7,413,791	5.32
6	Start-Up Australia Ventures Pty Limited	6,140,401	4.40
7	American Pharmaceutical Partners, Inc	5,854,719	4.20
8	Erdnarp Enterprises Pty Limited	3,993,323	2.86
9	Coates Myer & Company Pty Limited	3,876,270	2.78
10	Equity Trustees Limited	3,821,187	2.74
11	Biotech Capital Limited	3,148,919	2.26
12	Cogent Nominees Pty Limited	2,267,015	1.63
13	Asia Union Investments Pty Limited	2,100,000	1.51
14	Aitken Consultants Pty Limited	2,015,239	1.45
15	The Australian National University Investment Section	1,850,000	1.33
16	J P Morgan Nominees Australia Limited	1,440,583	1.03
17	Link Traders (Aust) Pty Limited	1,250,000	0.90
18	Australian Venture Capital Nominee Pty Limited	1,122,082	0.80
19	Tracie Ramsdale	1,066,793	0.77
20	Istvan Toth	1,040,075	0.75

glossary

Age-related Macular Degeneration (AMD)
An increased production of blood vessels in the eye leading to blindness

ANDA (Abbreviated New Drug Application)
An ANDA contains data for the review and approval of a generic drug product by the FDA. Generic drug applications are "abbreviated" because they are not required to include preclinical and clinical data to establish safety and effectiveness. Instead ANDA applicants must be able to prove scientifically that the generic product is bioequivalent, ie it performs in the same manner as the original drug

Angiogenesis
The process of growing new blood vessels

Animal model
A model of a human disease in an animal used for the initial assessment of a compound's efficacy

Antibacterial
An agent that kills bacteria or prevents their growth

Anticoagulant
An agent that inhibits the formation of blood clots

Antithrombotic
An agent used for the prevention or treatment of a blood vessel blockage caused by a clot formed at the site of obstruction

Arixtra® (Registered Trademark of GlaxoSmithKline)
The brand name for fondaparinux sodium

Bioequivalent
Two drugs are said to be bioequivalent if they have the same potency and bio-availability, assuming equal doses

Cetuximab (Erbitux®) (a registered trademark of ImClone Systems, Inc.)
A monoclonal antibody drug that targets the epidermal growth factor receptor (EGFR) which is over-expressed by a number of tumour types. Cetuximab is approved for the treatment of metastatic colorectal cancer

cGMP
Current Good Manufacturing Practice

Clinical trial
A structured study conducted in a hospital or clinic in which a drug is evaluated for its effects on humans

Cytotoxic
Any substance that has the properties to harm or destroy cells

Diabetic neuropathy
Long-standing or poorly controlled diabetes can cause permanent peripheral and autonomic nerve dysfunction known as diabetic neuropathy

Diabetic Retinopathy (DR)
A complication of diabetes triggered by abnormal blood vessel growth in the back of the eye, leaking blood into the centre of the eye, causing severe retinal damage

Drug candidate
A compound selected from the lead optimisation process that has been extensively tested in preclinical models and has the desired safety and efficacy characteristics to be considered for initial testing in humans

Efficacy
A measure of a drug's effectiveness. The ability of a drug to control or cure an illness

FDA
US Food and Drug Administration; the regulatory body for the approval of drugs in the United States

Generic
A generic drug is one that is equivalent to an original drug product in dosage form, strength, route of administration, quality, performance characteristics and intended use

GPCR
G-protein coupled receptors (GPCRs) are important targets in many diseases including pain, inflammation, cancer, metabolic, gastrointestinal, cardiovascular and central nervous systems disorders

Gram-positive bacterium
Gram-positive bacteria have a thick mesh like cell wall made of peptidoglycan. Gram-negative bacteria have a thinner version of this, but also have an extra outer-membrane made of lipids. Most of the serious antibiotic-resistant strains of bacteria emerging today are Gram-positive

Heparin (natural heparin)
A complex mixture of carbohydrates that act to prevent thrombosis

Heparin family
The group of anticoagulant drugs consisting of heparin, low molecular weight heparins and Synthetic Heparin

Hit
An active compound in any specific biological assay

HyACT™
Hyaluronic acid chemotransport technology. Alchemia's proprietary technology for the delivery of anti-cancer agents to tumour sites

Hyaluronic acid (HA)
A naturally occurring, linear polysaccharide molecule that is approved and widely used as an injected medical device for the treatment of arthritis and for ophthalmic procedures. In solution HA forms a sponge-like mesh which entraps smaller molecules, forming the basis for the HyACT™ platform

HyCAMP™
A HyACT™ formulation of irinotecan, currently in Phase II clinical trials for the treatment of metastatic colorectal cancer

In Vitro
Literally means "in glass", ie in a test tube or in the laboratory. The opposite of in vivo (in a living organism). Or: In an artificial environment, such as a test tube, rather than inside a living organism

Indication
The specific approved or potential use for a specific drug

glossary

Investigational New Drug (IND) (application)
A formal US regulatory submission by a company to the FDA prior to initiating a human Clinical Trial intended to demonstrate the safety of a medical procedure or therapy

Irinotecan
A cytotoxic drug used for the treatment of metastatic colorectal cancer, marketed by Pfizer under the tradename Camptosar®

Lead
A lead is an active compound (hit) that meets set selection criteria for further development as a drug candidate

Library
A collection of chemical compounds, often related by a core structure or function, used in this instance for drug discovery

Ligand
A small molecule that binds to another larger molecule (its receptor), generally effecting a physical or chemical change

LMWH (low molecular weight heparin)
A mixture of smaller fragments of heparin produced by artificially breaking down heparin using either chemical or enzymatic means

Lovenox® (Registered Trademark of Sanofi-Aventis)
A low molecular weight heparin (LMWH) produced by Sanofi-Aventis

Morbidity
Incidence of a particular disease

Oligosaccharide
A carbohydrate made up of a small number of sugar units

Paclitaxel (Taxol)
A cytotoxic drug derived from the yew tree that is used to treat certain types of cancer. Paclitaxel works by inhibiting cell division, and is one of the most recognised treatments for many solid tumours

Pentasaccharide
A carbohydrate made up of five sugar units

Peptide Ligand
A molecule made of a small number of amino acids (generally two to 20) that binds to another larger molecule (its receptor), generally effecting a physical or chemical change

Peptide
A molecule made of a small number of amino acids (generally two to 20)

Peptidomimetic
A chemical compound that mimics the ability of a peptide to recognise certain physiological molecules, such as proteins and DNA

Pharmacokinetics
The study of the absorption, distribution, metabolism and elimination of a drug by the body

Phase I clinical trial (or study)
The first phase of testing a new drug or formulation in humans; primarily designed to demonstrate safety and obtain some information on the appropriate human dose

Phase II clinical trial (or study)
The second phase of testing a new drug or formulation in humans; designed to demonstrate safety of the dose (chosen on the basis of Phase I results) and to provide evidence for efficacy (e.g. an anti-tumour effect in the case of cancer drugs)

Phase III clinical trial (or study)
The third phase of testing a new drug or formulation in humans; designed to demonstrate safety and/or efficacy that are equivalent or superior to existing therapies, providing the necessary data for obtaining formal approval from the FDA.

Pilot-scale production
Trial production run to ensure the material can be manufactured at a quality and quantity required to meet commercial supply requirements

Preclinical
The testing of a compound/treatment in animals to measure efficacy and safety prior to testing in humans

Priority date
The initial date of filing of a patent application, normally in the applicant's domestic patent office. This date is used to help determine the novelty of an invention

Pulmonary embolism
Blood clot in one of the major arteries that carry blood, depleted of oxygen, to the lungs

Solid tumour
A cancer that originates in organ or tissue other than bone marrow or the lymph system

Synthetic Heparin
Fondaparinux sodium, chemically equivalent to Arixtra®

Therapeutic Heparin
Heparin used for administration to patients, as distinct from Heparin used for flushing medical equipment such as IV lines

Thrombosis
A blood vessel blockage by a clot formed at the site of obstruction. This is distinguished from an "embolism", which travels through the bloodstream and lodges, obstructing a blood vessel

Toxicity
The degree to which a drug is poisonous or has an adverse effect on an organism

Tumour
An abnormal mass of tissue that results from excessive cell division. Tumours perform no useful body function. They may be either benign (not cancerous) or malignant (cancerous)

VAST™ (Registered [ITN3] Trademark of Alchemia Limited)
Versatile Assembly on Stable Templates. Alchemia's carbohydrate based drug discovery platform technology. VAST™ enables rapid synthesis of libraries of compounds that effectively scan three dimensional space

directory

Directors
Mel Bridges - *Chairman*
Tracie Ramsdale - *Managing Director & CEO*
Professor Peter Andrews AO
Errol Malta
Nerolie Withnall

Company Secretary
Christopher Neal

Registered and Head Office
3 Hi-Tech Court, Brisbane Technology Park
Eight Mile Plains Qld 4113 Australia
Tel: 61-7-3340 0200
Fax: 61-7-3340 0222
E-mail: enquiries@alchemia.com.au
Internet address: www.alchemia.com.au
Postal address: PO Box 6242
Upper Mt Gravatt Qld 4122 Australia

Share Register
Link Market Services Limited
Locked Bag A14, Sydney South NSW 1235
Tel: 61-2-8280 7111
Fax: 61-2-9287 0303
Internet: www.linkmarketservices.com.au

Independent Auditors
Ernst & Young
1 Eagle Street, Brisbane Qld 4000

Stock Exchange Listing
Alchemia Limited is listed on the
Australian Stock Exchange with the code: ACL

Alchemia

END